Exhibit 99.1
ROGERS COMMUNICATIONS REPORTS FOURTH QUARTER 2025 RESULTS; ANNOUNCES 2026 FINANCIAL GUIDANCE
Rogers delivers strong Q4 financial results with total service revenue up 16% to $5.3 billion and adjusted EBITDA up 6% to $2.7 billion

Wireless financials reflect continued subscriber growth with balanced marketplace discipline
•Q4 service revenue of $2.1 billion, consistent with 2024; adjusted EBITDA of $1.4 billion, up 1%
•Q4 margin up 40 basis points to industry-leading 67%
•Added 39,000 total mobile phone net additions in Q4, including 37,000 postpaid subscribers
•Q4 postpaid churn of 1.43%, down 10 basis points
•Full-year mobile phone subscriber net additions of 245,000, including 145,000 postpaid subscribers
•Delivered industry-best 345,000 combined net new mobile phone and retail Internet subscribers in 2025

Cable delivers solid Internet subscriber net additions, industry-leading margins
•Q4 revenue of $2.0 billion, consistent with 2024; adjusted EBITDA of $1.2 billion, up 1%
•Subscriber growth, financial discipline drive industry-leading Cable margin of 59% in Q4
•Retail Internet net additions of 22,000 in Q4; 100,000 net new retail Internet subscribers added for full-year 2025

Strong Media results reflect the success and scale opportunity with world-class sports assets
•Q4 revenue of $1.2 billion and adjusted EBITDA of $221 million vs. $547 million and $55 million, respectively, in 2024, driven by extended Blue Jays World Series run, addition of MLSE results from July 1
•Rogers pro forma 2025 Media revenue and adjusted EBITDA including MLSE for the full year and Blue Jays postseason revenue would have been approximately $4.1 billion and $0.4 billion, respectively, ahead of initial expectations
•Rogers remains focused on pursuing future sports monetization; anticipates purchase of remaining 25% minority interest in MLSE in 2026

Additional balance sheet deleveraging driven by healthy free cash flow, capex efficiency
•Debt leverage ratio down to 3.9x at year-end, a 0.6x improvement versus last year
•Free cash flow of $1.0 billion in Q4, up 16% from last year
•Capital expenditures of $0.9 billion in Q4 reflecting 15% capital intensity, lowest level since Q2 2017

Rogers meets or exceeds all 2025 guidance metrics; 2026 outlook anticipates strong service revenue growth, additional capital efficiency, higher free cash flow
•Total service revenue growth of 3% to 5%
•Adjusted EBITDA growth of 1% to 3%
•Capital expenditures of $3.3 billion to $3.5 billion
•Free cash flow of $3.3 billion to $3.5 billion

TORONTO (January 29, 2026) - Rogers Communications Inc. (TSX: RCI.A and RCI.B; NYSE: RCI) today announced its unaudited financial and operating results for the fourth quarter ended December 31, 2025.

"In the fourth quarter, we delivered strong service revenue and adjusted EBITDA growth led by exceptional growth from our sports and media operations and solid performance in our telecom business," said Tony Staffieri, President and CEO. "As we look to 2026, we will continue our disciplined execution and build on our momentum. Our 2026 outlook reflects continued growth and strong free cash flow gains as we look to unlock additional shareholder value from our world-class sports assets."

Rogers Communications Inc.	1	Fourth Quarter 2025

Consolidated Financial Highlights

(In millions of Canadian dollars, except per share amounts, unaudited)	Three months ended December 31			Twelve months ended December 31
	2025	2024	% Chg	2025	2024	% Chg

Total revenue	6,172	5,481	13	21,712	20,604	5
Total service revenue	5,250	4,543	16	19,104	18,066	6
Adjusted EBITDA [1]	2,689	2,533	6	9,820	9,617	2
Net income	710	558	27	6,906	1,734	n/m
Net income attributable to RCI shareholders	743	558	33	6,894	1,734	n/m
Adjusted net income [1]	819	794	3	2,720	2,719	—
Adjusted net income attributable to RCI shareholders [1]	818	794	3	2,721	2,719	—

Diluted earnings per share attributable to RCI shareholders	$1.37	$1.02	34	$12.74	$3.20	n/m
Adjusted diluted earnings per share attributable to RCI shareholders [1]	$1.51	$1.46	3	$5.02	$5.04	—

Cash provided by operating activities	1,652	1,135	46	6,059	5,680	7
Free cash flow [1]	1,016	878	16	3,356	3,045	10
n/m - not meaningful

Quarterly Financial Highlights

Revenue
Total revenue increased by 13% and total service revenue increased by 16% this quarter as a result of revenue growth in Media.

Wireless service revenue this quarter was in line with the prior year. Wireless equipment revenue decreased by 1%, primarily as a result of a decrease in new subscribers purchasing devices.

Cable service revenue this quarter was in line with the prior year.

Media revenue increased by 126% this quarter as a result of revenue from MLSE following the July 1 closing of the MLSE Transaction (as defined below), the postseason success of the Toronto Blue Jays, and higher advertising and subscriber revenue related to the launch of the Warner Bros. Discovery suite of channels, partially offset by lower entertainment-related revenue, including the prior year impact of the Taylor Swift Eras Tour concerts hosted at Rogers Centre.

Adjusted EBITDA and margins
Consolidated adjusted EBITDA increased 6% this quarter and our adjusted EBITDA margin decreased by 260 basis points, primarily as a result of Media revenue and adjusted EBITDA growth.

Wireless adjusted EBITDA increased by 1%, primarily as a result of higher equipment margins. This gave rise to an adjusted EBITDA margin of 67%, up 40 basis points.

Cable adjusted EBITDA increased by 1% due to ongoing cost efficiencies. This gave rise to an adjusted EBITDA margin of 59%, up 30 basis points.

Media adjusted EBITDA increased by $166 million this quarter primarily due to the aforementioned revenue impacts and associated costs.

Net income and adjusted net income
Net income and adjusted net income increased by 27% and 3% this quarter, respectively, primarily as a result of higher adjusted EBITDA partially offset by higher associated income taxes, and higher depreciation and amortization. Net income was also impacted by a $69 million gain on the sale of our customer-facing data centre business.

1 Adjusted EBITDA is a total of segments measure. Free cash flow is a capital management measure. Pro forma debt leverage ratio and adjusted diluted earnings per share are non-GAAP ratios. Adjusted net income, adjusted net income attributable to RCI shareholders (a component of adjusted diluted earnings per share), and pro forma trailing 12-month adjusted EBITDA (a component of pro forma debt leverage ratio) are non-GAAP financial measures. See "Non-GAAP and Other Financial Measures" for more information about each of these measures. These are not standardized financial measures under International Financial Reporting Standards (IFRS) and might not be comparable to similar financial measures disclosed by other companies.

Rogers Communications Inc.	2	Fourth Quarter 2025

Cash flow and available liquidity
This quarter, we generated cash provided by operating activities of $1,652 million (2024 - $1,135 million), which increased as a result of lower net investment in net operating assets and liabilities and higher adjusted EBITDA, and free cash flow of $1,016 million (2024 - $878 million), which increased primarily as a result of higher adjusted EBITDA.

As at December 31, 2025, we had $5.9 billion of available liquidity2 (December 31, 2024 - $4.8 billion), reflecting $1.3 billion in cash and cash equivalents and $4.5 billion available under our bank and other credit facilities.

As a result of the MLSE Transaction closing in the third quarter, our debt leverage ratio2 was 3.9 as at December 31, 2025. This has been calculated on an adjusted basis to include trailing 12-month adjusted EBITDA of a combined Rogers and MLSE as if the MLSE Transaction had closed at the beginning of the trailing 12-month period. If calculated on an as reported basis without the foregoing adjustment, our debt leverage ratio2 as at December 31, 2025 was 4.0 (December 31, 2024 - 4.5). See "Financial Condition" for more information.

We also returned $270 million in dividends to shareholders this quarter and we declared a $0.50 per share dividend on January 28, 2026.

Strategic Highlights

The five objectives set out below guide our work and decision-making as we further improve our operational execution and make well-timed investments to grow our core businesses and deliver increased shareholder value. Below are some highlights for the year.

Build the biggest and best networks in the country
•Launched Rogers Satellite, a first-of-its-kind satellite-to-mobile service to keep Canadians connected in areas where traditional cell coverage is not available.
•Recognized as Canada's most reliable 5G network by umlaut for the seventh straight year.
•Recognized as Canada's most reliable Internet by Opensignal.
•Commenced deployment of 5G Advanced network technology, a first in Canada.

Deliver easy to use, reliable products and services
•Launched WiFi 7 and delivered Canada's first home Internet backup solution for enhanced reliability.
•Brought Canadians more options as we work to provide the best entertainment experiences, including Rogers Xfinity StreamSaver and Amazon Luna Cloud Gaming.
•Launched digital tools and technology to make it easier and faster for customers to get answers.
•Launched First Responders program with exclusive discounts and special offers to those who are critical in keeping our communities safe.

Be the first choice for Canadians
•More Canadians continued to choose Rogers Wireless and Internet over any other provider.
•Renewed our agreement with the National Hockey League (NHL) for the national media rights to NHL games on all platforms in Canada through the 2037-38 season.
•Reached an average audience of 10.9 million viewers during Game 7 of the World Series on Sportsnet - the most-watched Rogers broadcast ever.
•Finished the year rated No. 1 for flagship radio brands The Roz & Mocha Show, Breakfast with Billie Jo, 98.1 CHFI, CHYM 96.7, and STAR 95.9.

Be a strong national company investing in Canada
•Closed a $6.7 billion subsidiary equity investment with leading institutional investors (network transaction).
•Became the majority owner of MLSE with a 75% controlling interest.
•Invested $3.7 billion in capital expenditures, the majority of which was in our networks.
•Raised a record $27 million to support children's charities in Alberta at the annual Rogers Charity Classic.

Be the growth leader in our industry
•Grew total service revenue by 6% and adjusted EBITDA by 2%.
•Generated strong free cash flow of $3,356 million, above initial guidance ranges, and cash flow from operating activities of $6,059 million.
•Achieved a debt leverage ratio of 3.9x2, an improvement of 0.6x versus last year.

2    Available liquidity and debt leverage ratio are capital management measures. Pro forma debt leverage ratio is a non-GAAP ratio. Pro forma trailing 12-month adjusted EBITDA is a non-GAAP financial measure and is a component of pro forma debt leverage ratio. See "Non-GAAP and Other Financial Measures" for more information about these measures. These are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other companies. See "Financial Condition" for a reconciliation of available liquidity.

Rogers Communications Inc.	3	Fourth Quarter 2025

Achieved 2025 Guidance

The following table outlines guidance ranges we had previously provided and our actual results and achievements for the selected full-year 2025 financial metrics.

	2024	2025			2025
(In millions of dollars, except percentages; unaudited)	Actual	Guidance Ranges			Actual		Achievement
Consolidated Guidance [1,2]
Total service revenue	18,066	Increase of 3%	to	5%	19,104	6%	t
Adjusted EBITDA	9,617	Increase of 0%	to	3%	9,820	2%	✓
Capital expenditures [3]	4,041	Approximately 3,700			3,707		✓
Free cash flow	3,045	3,200	to	3,300	3,356		t

Missed ✗	Achieved ✓	Exceeded t
1    The table outlines guidance ranges for selected full-year 2025 consolidated financial metrics provided in our January 30, 2025 earnings release and subsequently updated on July 23, 2025 and October 23, 2025. Guidance ranges presented as percentages reflect percentage increases over full-year 2024 results.
2    Guidance ranges and actual results presented include the results of MLSE from and after closing the MLSE Transaction on July 1, 2025.
3    Includes additions to property, plant and equipment net of proceeds on disposition and accrued government grants, but does not include expenditures for spectrum licences, additions to right-of-use assets, or assets acquired through business combinations.

2026 Outlook

For the full-year 2026, we expect similar growth rates in total service revenue and adjusted EBITDA as experienced in 2025 with capital efficiencies driving lower capital expenditures and continued strong free cash flow. In 2026, we expect to have the financial flexibility to maintain our network advantages and to continue to return cash to shareholders.

	2025	2026
(In millions of dollars, except percentages; unaudited)	Actual	Guidance Ranges [1]
Consolidated Guidance
Total service revenue	19,104	Increase of 3%	to	5%
Adjusted EBITDA	9,820	Increase of 1%	to	3%
Capital expenditures [2]	3,707	3,300	to	3,500
Free cash flow [3]	3,356	3,300	to	3,500
1    Guidance ranges presented as percentages reflect percentage increases over full-year 2025 results.
2    Includes additions to property, plant and equipment net of proceeds on disposition and accrued government grants, but does not include expenditures for spectrum licences, additions to right-of-use assets, or assets acquired through business combinations.
3    Effective January 1, 2026, we will revise our calculation of free cash flow to adjust for net cash settlements on our subsidiary equity derivatives related to ongoing distributions to non-controlling interests. We believe the revised calculation more closely reflects the economic substance of the network transaction and the subsidiary derivatives economically hedge the distributions. The 2025 impact is not meaningful.

The above table outlines guidance ranges for selected full-year 2026 consolidated financial metrics. These ranges take into consideration our current outlook and our 2025 results. The purpose of the financial outlook is to assist investors, shareholders, and others in understanding certain financial metrics relating to expected 2026 financial results for evaluating the performance of our business. This information may not be appropriate for other purposes. Information about our guidance, including the various assumptions underlying it, is forward-looking and should be read in conjunction with "About Forward-Looking Information" (including the material assumptions listed under the heading "Key assumptions underlying our full-year 2026 guidance") and the related disclosure and information about various economic, competitive, and regulatory assumptions, factors, and risks that may cause our actual future financial and operating results to differ from what we currently expect.

We provide annual guidance ranges on a consolidated full-year basis that are consistent with annual full-year Board-approved plans. Any updates to our full-year financial guidance over the course of the year would only be made to the consolidated guidance ranges that appear above.

Rogers Communications Inc.	4	Fourth Quarter 2025

About Rogers

Rogers is Canada's leading communications and entertainment company and its shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

Investment Community Contact

Paul Carpino
647.435.6470
paul.carpino@rci.rogers.com

Media Contact

Sarah Schmidt
647.643.6397
sarah.schmidt@rci.rogers.com

Quarterly Investment Community Teleconference

Our fourth quarter 2025 results teleconference with the investment community will be held on:
•January 29, 2026
•8:00 a.m. Eastern Time
•webcast available at about.rogers.com/investor-relations
•media are welcome to participate on a listen-only basis

A rebroadcast will be available at about.rogers.com/investor-relations for at least two weeks following the teleconference. Additionally, investors should note that from time to time, Rogers' management presents at brokerage-sponsored investor conferences. Most often, but not always, these conferences are webcast by the hosting brokerage firm, and when they are webcast, links are made available on Rogers' website at about.rogers.com/investor-relations.

For More Information

You can find more information relating to us on our website (about.rogers.com/investor-relations), on SEDAR+ (sedarplus.ca), and on EDGAR (sec.gov), or you can e-mail us at investor.relations@rci.rogers.com. Information on or connected to these and any other websites referenced in this earnings release is not part of, or incorporated into, this earnings release.

You can also go to about.rogers.com/investor-relations for information about our governance practices, environmental, social, and governance (ESG) reporting, a glossary of communications and media industry terms, and additional information about our business.

Rogers Communications Inc.	5	Fourth Quarter 2025

About this Earnings Release

This earnings release contains important information about our business and our performance for the three and twelve months ended December 31, 2025, as well as forward-looking information (see "About Forward-Looking Information") about future periods. This earnings release should be used as preparation for reading our forthcoming Management's Discussion and Analysis (MD&A) and Audited Consolidated Financial Statements for the year ended December 31, 2025, which we intend to file with securities regulators in Canada and the US in March 2026. These documents will be made available at about.rogers.com/investor-relations, sedarplus.ca, and sec.gov or mailed upon request.

The financial information contained in this earnings release is prepared using International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. This earnings release should be read in conjunction with our 2024 Annual MD&A, our 2024 Audited Consolidated Financial Statements, our 2025 First, Second, and Third Quarter MD&A and Interim Condensed Consolidated Financial Statements, and our other recent filings with Canadian and US securities regulatory authorities, which are available on SEDAR+ at sedarplus.ca or EDGAR at sec.gov, respectively.

References in this earnings release to the Shaw Transaction are to our acquisition of Shaw Communications Inc. (Shaw) on April 3, 2023. For additional details regarding the Shaw Transaction, see "Shaw Transaction" in our 2023 Annual MD&A and our 2023 Annual Audited Consolidated Financial Statements. References in this earnings release to the MLSE Transaction are to our acquisition of Bell's 37.5% interest in Maple Leaf Sports & Entertainment Ltd. (MLSE) on July 1, 2025. References in this earnings release to the "network transaction" are to our sale of a non-controlling interest in Backhaul Network Services Inc. (BNSI), a Canadian subsidiary of Rogers that owns a minor part of our wireless network. For additional details, see "MLSE Transaction" and "Subsidiary equity investment", respectively, in our Third Quarter 2025 MD&A.

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and its subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including its subsidiaries. Rogers also holds interests in various investments and ventures.

All dollar amounts are in Canadian dollars unless otherwise stated and are unaudited. All percentage changes are calculated using the rounded numbers as they appear in the tables. Information is current as at January 28, 2026 and was approved by RCI's Board of Directors (Board).

We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

In this earnings release, this quarter, the quarter, fourth quarter, or Q4 refer to the three months ended December 31, 2025, first quarter refers to the three months ended March 31, 2025, second quarter refers to the three months ended June 30, 2025, third quarter refers to the three months ended September 30, 2025 and year to date or full-year refer to the twelve months ended December 31, 2025. All results commentary is compared to the equivalent period in 2024 or as at December 31, 2024, as applicable, unless otherwise indicated.

Xfinity marks and logos are trademarks of Comcast Corporation, used under license. ©2026 Comcast. Rogers trademarks in this earnings release are owned or used under licence by Rogers Communications Inc. or an affiliate. This earnings release may also include trademarks of other third parties. The trademarks referred to in this earnings release may be listed without the ™ symbols. ©2026 Rogers Communications

Reportable segments
We report our results of operations in three reportable segments. Each segment and the nature of its business is as follows:

Segment	Principal activities
Wireless	Wireless telecommunications operations for Canadian consumers, businesses, the public sector, and wholesale providers.
Cable	Cable telecommunications operations, including Internet, television and other video (Video), Satellite, telephony (Home Phone), and home monitoring services for Canadian consumers and businesses, and network connectivity through our fibre network to support a range of voice, data, networking, hosting, and cloud-based services for the business, public sector, and carrier wholesale markets.
Media	A diversified portfolio of media properties, including sports media and entertainment, television and radio broadcasting, specialty channels, digital media, and sports team ownership.

Wireless and Cable are operated by our wholly owned subsidiary, Rogers Communications Canada Inc. (RCCI), and certain other subsidiaries. Media is operated by our wholly owned subsidiary, Rogers Media Inc., its subsidiaries, and, following completion of the MLSE Transaction, MLSE. Effective July 2025, Today's Shopping Choice (TSC) was transferred from the Media reportable segment to Corporate Items, consistent with changes to its management structure. Comparative results have been recast to reflect this change, with no impact on consolidated results.

Rogers Communications Inc.	6	Fourth Quarter 2025

Summary of Consolidated Financial Results

	Three months ended December 31				Twelve months ended December 31
(In millions of dollars, except margins and per share amounts)	2025	2024	% Chg		2025	2024	% Chg

Revenue
Wireless	2,970	2,981	—		10,715	10,595	1
Cable	1,984	1,983	—		7,868	7,876	—
Media	1,236	547	126		3,288	2,242	47
Corporate items and intercompany eliminations	(18)	(30)	(40)		(159)	(109)	46
Revenue	6,172	5,481	13		21,712	20,604	5
Total service revenue [1]	5,250	4,543	16		19,104	18,066	6

Adjusted EBITDA
Wireless	1,374	1,367	1		5,364	5,312	1
Cable	1,177	1,169	1		4,585	4,518	1
Media	221	55	n/m		241	88	174
Corporate items and intercompany eliminations	(83)	(58)	43		(370)	(301)	23
Adjusted EBITDA [2]	2,689	2,533	6		9,820	9,617	2
Adjusted EBITDA margin [2]	43.6%	46.2%	(2.6	pts)	45.2%	46.7%	(1.5	pts)

Net income [3]	710	558	27		6,906	1,734	n/m
Net income attributable to RCI shareholders	743	558	33		6,894	1,734	n/m
Earnings per share attributable to RCI shareholders [3]:
Basic	$1.38	$1.04	33		$12.77	$3.25	n/m
Diluted	$1.37	$1.02	34		$12.74	$3.20	n/m

Adjusted net income [2]	819	794	3		2,720	2,719	—
Adjusted net income attributable to RCI shareholders [2]	818	794	3		2,721	2,719	—
Adjusted earnings per share attributable to RCI shareholders [2]:
Basic	$1.51	$1.48	2		$5.04	$5.09	(1)
Diluted	$1.51	$1.46	3		$5.02	$5.04	—

Capital expenditures	934	1,007	(7)		3,707	4,041	(8)
Cash provided by operating activities	1,652	1,135	46		6,059	5,680	7
Free cash flow	1,016	878	16		3,356	3,045	10
1    As defined. See "Key Performance Indicators".
2    Adjusted EBITDA is a total of segments measure. Adjusted EBITDA margin is a supplementary financial measure. Adjusted basic and adjusted diluted earnings per share attributable to RCI shareholders are non-GAAP ratios. Adjusted net income and adjusted net income attributable to RCI shareholders (a component of adjusted basic and adjusted diluted earnings per share) are non-GAAP financial measures. These are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other companies. See "Non-GAAP and Other Financial Measures" for more information about these measures.
3    Net income and earnings per share for the twelve months ended December 31, 2025 includes a $40 million reduction to the gain on revaluation of our existing investment in MLSE in the third quarter as a result of finalization adjustments to the preliminary purchase price allocation for the MLSE Transaction.

Rogers Communications Inc.	7	Fourth Quarter 2025

Results of our Reportable Segments

WIRELESS

Wireless Financial Results

	Three months ended December 31				Twelve months ended December 31
(In millions of dollars, except margins)	2025	2024	% Chg		2025	2024	% Chg

Revenue
Service revenue from external customers	2,026	2,038	(1)		8,030	8,041	—
Service revenue from internal customers	32	20	60		112	67	67
Service revenue	2,058	2,058	—		8,142	8,108	—
Equipment revenue from external customers	912	923	(1)		2,573	2,487	3
Revenue	2,970	2,981	—		10,715	10,595	1

Operating costs
Cost of equipment	864	913	(5)		2,469	2,489	(1)
Other operating costs	732	701	4		2,882	2,794	3
Operating costs	1,596	1,614	(1)		5,351	5,283	1

Adjusted EBITDA	1,374	1,367	1		5,364	5,312	1

Adjusted EBITDA margin [1]	66.8%	66.4%	0.4	pts	65.9%	65.5%	0.4	pts
Capital expenditures	332	446	(26)		1,471	1,596	(8)
1    Calculated using service revenue.

Wireless Subscriber Results 1

	Three months ended December 31				Twelve months ended December 31
(In thousands, except churn and mobile phone ARPU)	2025	2024	Chg		2025	2024	Chg

Postpaid mobile phone
Gross additions	507	561	(54)		1,591	1,914	(323)
Net additions	37	69	(32)		145	380	(235)
Total postpaid mobile phone subscribers [2,3]	10,995	10,768	227		10,995	10,768	227
Churn (monthly)	1.43%	1.53%	(0.10	pts)	1.11%	1.21%	(0.10	pts)
Prepaid mobile phone
Gross additions	93	117	(24)		509	534	(25)
Net additions	2	26	(24)		100	132	(32)
Total prepaid mobile phone subscribers [2,3]	1,200	1,106	94		1,200	1,106	94
Churn (monthly)	2.57%	2.80%	(0.23	pts)	2.99%	3.17%	(0.18	pts)
Mobile phone ARPU (monthly) [4]	$56.43	$58.04	($1.61)		$56.42	$57.98	($1.56)
1    Subscriber counts and subscriber churn are key performance indicators. See "Key Performance Indicators".
2    As at end of period.
3    Effective April 1, 2025, and on a prospective basis, we adjusted our mobile phone subscriber bases to add 96,000 postpaid subscribers and 5,000 prepaid subscribers associated with the completion of the migration of customers from brands we had previously stopped selling. We believe this adjustment more meaningfully reflects the underlying organic subscriber performance of our mobile phone business.
This year, 11,000 (third quarter) and 3,000 (fourth quarter) postpaid mobile phone and 4,000 (third quarter) and 7,000 (fourth quarter) prepaid mobile phone customers impacted by the ongoing decommissioning of our 3G network have been excluded from our customer base and churn metrics above.
4    Mobile phone ARPU is a supplementary financial measure. See "Non-GAAP and Other Financial Measures" for an explanation as to the composition of this measure.

Service revenue
Service revenue this quarter was in line with the prior year as the addition of new customers was offset by a decline in mobile phone ARPU as a result of ongoing competitive intensity in a slowing market.

The decreases in gross and net additions this quarter were a result of a less active market, slowing population growth as a result of changes to government immigration policies, and our focus on attracting subscribers to our premium 5G Rogers brand.

Rogers Communications Inc.	8	Fourth Quarter 2025

Equipment revenue
The 1% decrease in equipment revenue this quarter was primarily a result of:
•a decrease in new subscribers purchasing devices; partially offset by
•higher device upgrades by existing customers;
•a continued shift in the product mix towards higher-value devices; and
•disciplined pricing in highly competitive selling periods.

Operating costs
Cost of equipment
The 5% decrease in the cost of equipment this quarter was a result of the equipment revenue changes discussed above.

Other operating costs
The 4% increase in other operating costs this quarter was a result of:
•higher service costs; and
•costs associated with the launch of our new satellite-to-mobile product offering.

Adjusted EBITDA
The 1% increase in adjusted EBITDA this quarter was a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	9	Fourth Quarter 2025

CABLE

Cable Financial Results

	Three months ended December 31				Twelve months ended December 31
(In millions of dollars, except margins)	2025	2024	% Chg		2025	2024	% Chg

Revenue
Service revenue from external customers	1,957	1,950	—		7,765	7,750	—
Service revenue from internal customers	17	18	(6)		68	75	(9)
Service revenue	1,974	1,968	—		7,833	7,825	—
Equipment revenue from external customers	10	15	(33)		35	51	(31)
Revenue	1,984	1,983	—		7,868	7,876	—

Operating costs	807	814	(1)		3,283	3,358	(2)

Adjusted EBITDA	1,177	1,169	1		4,585	4,518	1

Adjusted EBITDA margin	59.3%	59.0%	0.3	pts	58.3%	57.4%	0.9	pts
Capital expenditures	476	439	8		1,803	1,939	(7)

Cable Subscriber Results 1

	Three months ended December 31				Twelve months ended December 31
(In thousands, except ARPA and penetration)	2025	2024	Chg		2025	2024	Chg

Homes passed [2]	10,514	10,205	309		10,514	10,205	309
Customer relationships
Net additions	11	14	(3)		51	47	4
Total customer relationships [2,3]	4,856	4,683	173		4,856	4,683	173
ARPA (monthly) [4]	$135.66	$140.31	($4.65)		$136.30	$140.12	($3.82)

Penetration [2]	46.2%	45.9%	0.3	pts	46.2%	45.9%	0.3	pts

Retail Internet
Net additions	22	26	(4)		100	111	(11)
Total retail Internet subscribers [2,3]	4,497	4,273	224		4,497	4,273	224
Video
Net losses	(21)	(35)	14		(114)	(134)	20
Total Video subscribers [2]	2,503	2,617	(114)		2,503	2,617	(114)
Home Monitoring
Net additions	5	13	(8)		20	44	(24)
Total Home Monitoring subscribers [2]	153	133	20		153	133	20
Home Phone
Net losses	(32)	(27)	(5)		(118)	(122)	4
Total Home Phone subscribers [2]	1,389	1,507	(118)		1,389	1,507	(118)
1    Subscriber results are key performance indicators. See "Key Performance Indicators".
2    As at end of period.
3    Effective April 1, 2025, and on a prospective basis, we added 122,000 customer relationships and 124,000 retail Internet subscribers to reflect the completion of the migration of subscribers from legacy Fido Internet plans that we had previously removed when we stopped selling new plans for this service. Given this, we believe this adjustment more meaningfully reflects the underlying organic subscriber performance of our retail Internet business.
4    ARPA is a supplementary financial measure. See "Non-GAAP and Other Financial Measures" for an explanation as to the composition of this measure.

Service revenue
Service revenue this quarter was in line with the prior year. Excluding the impact of the sale of our customer-facing data centre business (see below), Cable service revenue would have increased by 1% this quarter.

Operating costs
The 1% decrease in operating costs this quarter was a result of ongoing cost efficiency initiatives.

Adjusted EBITDA
The 1% increase in adjusted EBITDA this quarter was a result of the service revenue and expense changes discussed above.

Rogers Communications Inc.	10	Fourth Quarter 2025

Other Cable Developments
This quarter, we sold our customer-facing data centre business to InfraRed Capital Partners for total proceeds of $184 million, resulting in a gain on sale of $69 million. The transaction did not include our corporate data centres used for our own network and IT purposes.

Rogers Communications Inc.	11	Fourth Quarter 2025

MEDIA

Media Financial Results

	Three months ended December 31				Twelve months ended December 31
(In millions of dollars, except margins)	2025	2024	% Chg		2025	2024	% Chg

Revenue from external customers	1,177	480	145		2,997	1,973	52
Revenue from internal customers	59	67	(12)		291	269	8
Revenue	1,236	547	126		3,288	2,242	47

Operating costs	1,015	492	106		3,047	2,154	41

Adjusted EBITDA	221	55	n/m		241	88	174

Adjusted EBITDA margin	17.9%	10.1%	7.8	pts	7.3%	3.9%	3.4	pts
Capital expenditures	70	57	23		206	259	(20)

Revenue
The 126% increase in revenue this quarter was a result of:
•revenue from MLSE following the MLSE Transaction;
•higher sports-related revenue due to the postseason success of the Toronto Blue Jays; and
•higher advertising and subscriber revenue related to the launch of the Warner Bros. Discovery suite of channels and the impact of the Toronto Blue Jays' postseason performance; partially offset by
•lower entertainment-related revenue, including the impact of the Taylor Swift Eras Tour concerts hosted at Rogers Centre in the prior year.

Operating costs
The 106% increase in operating costs this quarter was a result of:
•costs incurred by MLSE following the MLSE Transaction;
•higher programming costs, including those related to the launch of the Warner Bros. Discovery suite of channels; and
•higher game day-related Toronto Blue Jays expenses.

Adjusted EBITDA
The increase in adjusted EBITDA this quarter was a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	12	Fourth Quarter 2025

CAPITAL EXPENDITURES

	Three months ended December 31				Twelve months ended December 31
(In millions of dollars, except capital intensity)	2025	2024	% Chg		2025	2024	% Chg

Wireless	332	446	(26)		1,471	1,596	(8)
Cable	476	439	8		1,803	1,939	(7)
Media	70	57	23		206	259	(20)
Corporate	56	65	(14)		227	247	(8)

Capital expenditures [1]	934	1,007	(7)		3,707	4,041	(8)

Capital intensity [2]	15.1%	18.4%	(3.3	pts)	17.1%	19.6%	(2.5	pts)
1    Includes additions to property, plant and equipment net of proceeds on disposition and accrued government grants, but does not include expenditures for spectrum licences, additions to right-of-use assets, or assets acquired through business combinations.
2    Capital intensity is a supplementary financial measure. See "Non-GAAP and Other Financial Measures" for an explanation as to the composition of this measure.

One of our objectives is to build the biggest and best networks in the country, while also focusing on recognizing capital efficiencies. We continue to expand the reach and capacity of our 5G network (the largest 5G network in Canada as at December 31, 2025) across the country. We also continue to invest in fibre deployments, including fibre-to-the-home (FTTH), in our cable network and we are expanding our network footprint to reach more homes and businesses, including in rural, remote, and Indigenous communities.

These investments will strengthen network resilience and stability and will help us bridge the digital divide by expanding our network further into rural and underserved areas through participation in various programs and projects.

Wireless
The decreases in capital expenditures in Wireless this quarter and year were due to the recognition of capital efficiencies. We continue to make investments in our network development and 5G deployment to expand our wireless network. The ongoing deployment of 3500 MHz spectrum and the commencement of 3800 MHz spectrum deployment continue to augment the capacity and resilience of our earlier 5G deployments in the 600 MHz spectrum band.

Cable
The increase in capital expenditures in Cable this quarter and the decrease for the year were a result of the timing of investments and reflect continued investments in our infrastructure, including additional fibre deployments to increase our FTTH distribution. These investments incorporate the latest technologies to help deliver more bandwidth and an enhanced customer experience as we progress in our connected home roadmap, including service footprint expansion and upgrades to our DOCSIS 3.1 platform to evolve to DOCSIS 4.0, offering increased network resilience, stability, and faster download speeds over time.

Media
The increase in capital expenditures in Media this quarter was primarily a result of MLSE capital expenditures, partially offset by lower Toronto Blue Jays stadium infrastructure expenditures associated with the Rogers Centre modernization project, and lower broadcast and digital infrastructures expenditures.

Capital intensity
Capital intensity decreased this quarter as a result of the revenue and capital expenditure changes discussed above.

Rogers Communications Inc.	13	Fourth Quarter 2025

Review of Consolidated Performance

This section discusses our consolidated net income and other income and expenses that do not form part of the segment discussions above.

	Three months ended December 31			Twelve months ended December 31
(In millions of dollars)	2025	2024	% Chg	2025	2024	% Chg

Adjusted EBITDA	2,689	2,533	6	9,820	9,617	2
Deduct (add):
Depreciation and amortization	1,222	1,174	4	4,802	4,616	4
Restructuring, acquisition and other	23	83	(72)	439	406	8
Finance costs	584	571	2	2,043	2,295	(11)
Other income [1]	(16)	(11)	45	(5,021)	(6)	n/m
Gain on disposition of data centres	(69)	—	—	(69)	—	—
Income tax expense	235	158	49	720	572	26

Net income	710	558	27	6,906	1,734	n/m
1    Other income for the twelve months ended December 31, 2025 includes a $40 million reduction to the gain on revaluation of our existing investment in MLSE in the third quarter as a result of finalization adjustments to the preliminary purchase price allocation for the MLSE Transaction.

Depreciation and amortization

	Three months ended December 31			Twelve months ended December 31
(In millions of dollars)	2025	2024	% Chg	2025	2024	% Chg

Depreciation of property, plant and equipment	955	934	2	3,790	3,665	3
Depreciation of right-of-use assets	127	104	22	455	408	12
Amortization	140	136	3	557	543	3

Total depreciation and amortization	1,222	1,174	4	4,802	4,616	4

Restructuring, acquisition and other

	Three months ended December 31		Twelve months ended December 31
(In millions of dollars)	2025	2024	2025	2024

Restructuring, acquisition and other excluding Shaw Transaction integration-related costs	12	44	350	276
Shaw Transaction integration-related costs	11	39	89	130

Total restructuring, acquisition and other	23	83	439	406

The restructuring, acquisition and other costs excluding Shaw Transaction integration-related costs in the fourth quarters of 2024 and 2025 include severance and other departure-related costs associated with the targeted restructuring of our employee base, costs related to closing the MLSE Transaction, and costs related to real estate rationalization programs.

The Shaw Transaction integration-related costs in 2024 and 2025 consisted of incremental costs supporting integration activities related to the Shaw Transaction.

Rogers Communications Inc.	14	Fourth Quarter 2025

Finance costs

	Three months ended December 31			Twelve months ended December 31
(In millions of dollars)	2025	2024	% Chg	2025	2024	% Chg

Interest on borrowings, net [1]	474	497	(5)	1,954	2,022	(3)
Interest on lease liabilities	38	34	12	147	137	7
Interest on post-employment benefits	(1)	(2)	(50)	(5)	(5)	—
Gain on redemption of long-term debt [2]	—	—	—	(151)	—	n/m
(Gain) loss on foreign exchange	(2)	115	n/m	(45)	222	n/m
Change in fair value of derivative instruments	7	(111)	n/m	17	(205)	n/m
Change in fair value of subsidiary equity derivative instruments [3]	32	—	n/m	(9)	—	n/m
Capitalized interest	(6)	(6)	—	(30)	(36)	(17)
Deferred transaction costs and other	42	44	(5)	165	160	3

Total finance costs	584	571	2	2,043	2,295	(11)
1    Interest on borrowings, net includes interest on short-term borrowings and on long-term debt.
2    Reflects the net gain on the redemption of long-term debt purchased in the third quarter.
3    Reflects the change in fair value of derivatives entered into related to the network transaction (see "Financial Risk Management" for more information). This amount is removed from the calculation of adjusted net income and adjusted net income attributable to RCI shareholders (see below).

Income tax expense

	Three months ended December 31		Twelve months ended December 31
(In millions of dollars, except tax rates)	2025	2024	2025	2024

Statutory income tax rate	26.2%	26.2%	26.2%	26.2%
Income before income tax expense	945	716	7,626	2,306

Computed income tax expense	248	188	1,998	604
Increase (decrease) in income tax expense resulting from:
Non-taxable gain on revaluation of MLSE investment	—	—	(1,304)	—
Non-deductible (taxable) stock-based compensation	5	(7)	11	(13)
Non-deductible portion of equity losses	3	—	—	—
Non-taxable portion of capital gains	(22)	—	(9)	—
Unrealized capital (gains) losses for which no deferred tax (liability) asset is recognized	(7)	—	42	—
Recognition of previously unrecognized capital loss carryforwards	—	—	(10)	—
Other items	8	(23)	(8)	(19)

Total income tax expense	235	158	720	572

Effective income tax rate	24.9%	22.1%	9.4%	24.8%
Cash income taxes paid	152	157	700	545

Net income

	Three months ended December 31			Twelve months ended December 31
(In millions of dollars, except per share amounts)	2025	2024	% Chg	2025	2024	% Chg

Net income	710	558	27	6,906	1,734	n/m
Net income attributable to RCI shareholders	743	558	33	6,894	1,734	n/m
Basic earnings per share attributable to RCI shareholders	$1.38	$1.04	33	$12.77	$3.25	n/m
Diluted earnings per share attributable to RCI shareholders	$1.37	$1.02	34	$12.74	$3.20	n/m

Rogers Communications Inc.	15	Fourth Quarter 2025

Adjusted net income
We calculate adjusted net income from adjusted EBITDA as follows:

	Three months ended December 31			Twelve months ended December 31
(In millions of dollars, except per share amounts)	2025	2024	% Chg	2025	2024	% Chg

Adjusted EBITDA	2,689	2,533	6	9,820	9,617	2
Deduct:
Depreciation and amortization [1]	1,044	946	10	3,973	3,699	7
Finance costs [2]	552	571	(3)	2,203	2,295	(4)
Other income [3]	(16)	(11)	45	(45)	(6)	n/m
Income tax expense [4]	290	233	24	969	910	6

Adjusted net income	819	794	3	2,720	2,719	—
Adjusted net income attributable to RCI shareholders	818	794	3	2,721	2,719	—

Adjusted earnings per share attributable to RCI shareholders:
Basic	$1.51	$1.48	2	$5.04	$5.09	(1)
Diluted	$1.51	$1.46	3	$5.02	$5.04	—
1    Depreciation and amortization excludes depreciation and amortization on the fair value increment recognized on acquisition of Shaw Transaction-related property, plant and equipment and intangible assets. For purposes of calculating adjusted net income, we believe the magnitude of this depreciation and amortization, which was significantly affected by the size of the Shaw Transaction, may have no correlation to our current and ongoing operating results and affects comparability between certain periods. Depreciation and amortization excludes depreciation and amortization on Shaw Transaction-related property, plant and equipment and intangible assets for the three and twelve months ended December 31, 2025 of $178 million and $829 million (2024 - $228 million and $917 million), respectively. Adjusted net income includes depreciation and amortization on the acquired Shaw property, plant and equipment and intangible assets based on Shaw's historical cost and depreciation policies.
2    Finance costs exclude the $151 million gain on repayment of long-term debt for the twelve months ended December 31, 2025. Finance costs also exclude the $32 million and $9 million change in fair value of subsidiary equity derivative instruments for the three and twelve months ended December 31, 2025. Effective the second quarter of 2025 and as a result of closing the network transaction, we believe removing this amount more accurately reflects our ongoing operational results as these derivative instruments economically hedge the foreign exchange impacts of the network transaction but they are not eligible to be accounted for as hedges in accordance with IFRS. See "Financial Risk Management - Subsidiary equity derivatives" for more details on these derivative instruments.
3    Other income excludes a $4,976 million gain on revaluation of our existing investment in MLSE as a result of the MLSE Transaction for the twelve months ended December 31, 2025.
4    Income tax expense excludes recoveries of $55 million and $249 million (2024 - recoveries of $75 million and $338 million) for the three and twelve months ended December 31, 2025 related to the income tax impact for adjusted items.

Rogers Communications Inc.	16	Fourth Quarter 2025

Managing our Liquidity and Financial Resources

Operating, investing, and financing activities

	Three months ended December 31		Twelve months ended December 31
(In millions of dollars)	2025	2024	2025	2024
Cash provided by operating activities before changes in net operating assets and liabilities, income taxes paid, and interest paid	2,689	2,424	9,421	9,188
Change in net operating assets and liabilities	(348)	(667)	(592)	(876)
Income taxes paid	(152)	(157)	(700)	(545)
Interest paid, net	(537)	(465)	(2,070)	(2,087)

Cash provided by operating activities	1,652	1,135	6,059	5,680

Investing activities:
Capital expenditures	(934)	(1,007)	(3,707)	(4,041)
Additions to program rights and other intangible assets	(36)	(16)	(105)	(72)
Changes in non-cash working capital related to investing activities	29	167	(78)	136
Acquisitions and other strategic transactions, net of cash acquired	184	—	(4,315)	(475)
Other	(12)	(14)	(7)	(3)

Cash used in investing activities	(769)	(870)	(8,212)	(4,455)

Financing activities:
Net proceeds received from short-term borrowings	385	19	1,021	1,138
Net (repayment) issuance of long-term debt	(974)	5	(3,478)	(1,103)
Net proceeds on settlement of debt derivatives and subsidiary equity derivatives	74	110	114	107
Transaction costs incurred	(1)	(1)	(104)	(47)
Principal payments of lease liabilities	(145)	(120)	(559)	(478)
Dividends paid to RCI shareholders	(270)	(181)	(913)	(739)
Dividends paid by subsidiaries to non-controlling interests	(119)	—	(133)	—
Issuance of subsidiary shares to non-controlling interest	—	—	6,656	—
Other	(1)	(1)	(5)	(5)

Cash (used in) provided by financing activities	(1,051)	(169)	2,599	(1,127)

Change in cash and cash equivalents	(168)	96	446	98
Cash and cash equivalents, beginning of period	1,512	802	898	800

Cash and cash equivalents, end of period	1,344	898	1,344	898

Operating activities
Cash provided by operating activities increased this quarter primarily as a result of lower net investment in net operating assets and liabilities and higher adjusted EBITDA.

Investing activities
Capital expenditures
During the quarter, we incurred $934 million (2024 - $1,007 million) on capital expenditures before changes in non-cash working capital items. See "Capital Expenditures" for more information.

Acquisitions and other strategic transactions
This quarter, we sold our customer-facing data centre business for cash proceeds of $184 million.

Rogers Communications Inc.	17	Fourth Quarter 2025

Financing activities
During the quarter, we paid net amounts of $516 million (2024 - received $133 million) on our short-term borrowings, long-term debt, and related derivatives, including transaction costs. See "Financial Risk Management" for more information on the cash flows relating to our derivative instruments.

Short-term borrowings
Our short-term borrowings consist of amounts outstanding under our receivables securitization program, our US dollar-denominated commercial paper (US CP) program, and our non-revolving credit facilities. Below is a summary of our short-term borrowings as at December 31, 2025 and December 31, 2024.

	As at December 31	As at December 31
(In millions of dollars)	2025	2024

Receivables securitization program	2,000	2,000
US commercial paper program (net of the discount on issuance)	—	452
Non-revolving credit facility borrowings (net of the discount on issuance)	2,000	507

Total short-term borrowings	4,000	2,959

The tables below summarize the activity relating to our short-term borrowings for the three and twelve months ended December 31, 2025 and 2024.

		Three months ended December 31, 2025			Twelve months ended December 31, 2025
	Notional	Exchange	Notional	Notional	Exchange	Notional
(In millions of dollars, except exchange rates)	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Proceeds received from receivables securitization			400			400
Repayment of receivables securitization			—			(400)
Net proceeds received from receivables securitization			400			—

Proceeds received from US commercial paper	—	—	—	517	1.410	729
Repayment of US commercial paper	—	—	—	(835)	1.413	(1,180)
Net repayment of US commercial paper			—			(451)

Proceeds received from non-revolving credit facilities (Cdn$) [1]			2,000			2,000
Proceeds received from non-revolving credit facilities (US$) [1]	—	—	—	5,397	1.386	7,479
Repayment of non-revolving credit facilities (US$)	(1,446)	1.393	(2,015)	(5,749)	1.393	(8,007)
Net (repayment of) proceeds received from non-revolving credit facilities			(15)			1,472

Net proceeds received from short-term borrowings			385			1,021
1    Borrowings under our non-revolving facility matured and are (were, for the US$ facility) reissued regularly, such that until repaid, we maintain net outstanding borrowings equivalent to the then-current credit limit on the reissue dates.

Rogers Communications Inc.	18	Fourth Quarter 2025

		Three months ended December 31, 2024			Twelve months ended December 31, 2024
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Proceeds received from receivables securitization			—			800
Repayment of receivables securitization			(400)			(400)
Net (repayment of) proceeds received from receivables securitization			(400)			400

Proceeds received from US commercial paper	607	1.415	859	2,009	1.373	2,759
Repayment of US commercial paper	(294)	1.429	(420)	(1,819)	1.371	(2,494)
Net proceeds received from US commercial paper			439			265

Proceeds received from non-revolving credit facilities (US$) [1]	1,070	1.403	1,501	2,899	1.378	3,996
Repayment of non-revolving credit facilities (US$) [1]	(1,083)	1.404	(1,521)	(2,547)	1.383	(3,523)
Net (repayment of) proceeds received from non-revolving credit facilities			(20)			473

Net proceeds received from short-term borrowings			19			1,138
1    Borrowings under our non-revolving facility matured and were reissued regularly, such that until repaid, we maintained net outstanding borrowings equivalent to the then-current credit limit on the reissue dates.

Concurrent with our US CP issuances and US dollar-denominated non-revolving credit facility borrowings, we entered into debt derivatives to hedge the foreign currency risk associated with the principal and interest components of the borrowings. See "Financial Risk Management" for more information.

Rogers Communications Inc.	19	Fourth Quarter 2025

Long-term debt
Our long-term debt consists of amounts outstanding under our bank and letter of credit facilities and the senior notes, debentures, and subordinated notes we have issued. The tables below summarize the activity relating to our long-term debt for the three and twelve months ended December 31, 2025 and 2024.

		Three months ended December 31, 2025			Twelve months ended December 31, 2025
(In millions of dollars, except exchange rates)	Notional	Exchange	Notional	Notional	Exchange	Notional
	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Credit facility borrowings (Cdn$)			20			216
Credit facility borrowings (US$)	—	—	—	1,325	1.367	1,811
Total credit facility borrowings			20			2,027

Credit facility repayments (Cdn$)			(30)			(30)
Credit facility repayments (US$)	—	—	—	(1,325)	1.361	(1,803)
Total credit facility repayments			(30)			(1,833)

Net (repayments) borrowings under credit facilities			(10)			194

Term loan facility net borrowings (US$) [1]	—	—	—	1	n/m	6
Term loan facility net repayments (US$) [1]	—	—	—	(697)	1.380	(962)
Net repayments under term loan facility			—			(956)

Senior note repayments (Cdn$)			—			(2,397)
Senior note repayments (US$)	(700)	1.377	(964)	(3,112)	1.390	(4,326)
Total senior note repayments			(964)			(6,723)

Subordinated note issuances (Cdn$)			—			1,000
Subordinated note issuances (US$)	—	—	—	2,100	1.432	3,007
Total subordinated note issuances			—			4,007

Net repayment of long-term debt			(974)			(3,478)
1    Borrowings under our term loan facility matured and were reissued regularly, such that until repaid, we maintained net outstanding borrowings equivalent to the then-current credit limit on the reissue dates.

		Three months ended December 31, 2024			Twelve months ended December 31, 2024
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facility borrowings (Cdn$)			64			64
Total credit facility borrowings			64			64

Term loan facility net borrowings (US$) [1]	—	—	—	8	n/m	18
Term loan facility net repayments (US$) [1]	(41)	n/m	(59)	(2,553)	1.352	(3,452)
Net repayments under term loan facility			(59)			(3,434)

Senior note issuances (US$)	—	—	—	2,500	1.347	3,367
Senior note repayments (Cdn$)			—			(1,100)
Net issuance of senior notes			—			2,267

Net issuance (repayment) of long-term debt			5			(1,103)
1    Borrowings under our term loan facility matured and were reissued regularly, such that until repaid, we maintained net outstanding borrowings equivalent to the then-current credit limit on the reissue dates.

Rogers Communications Inc.	20	Fourth Quarter 2025

	Three months ended December 31		Twelve months ended December 31
(In millions of dollars)	2025	2024	2025	2024

Long-term debt, beginning of period	38,322	40,294	41,896	40,855
Net (repayment) issuance of long-term debt	(974)	5	(3,478)	(1,103)
Discount on principal amount of senior notes repurchased in connection with tender offer	—	—	(504)	—
Increase in government grant liability related to Canada Infrastructure Bank facility	—	(39)	(43)	(39)
Long-term debt acquired through the MLSE Transaction	—	—	298	—
(Gain) loss on foreign exchange	(321)	1,599	(1,272)	2,094
Deferred transaction costs derecognized (incurred)	—	1	31	(52)
Amortization of deferred transaction costs	31	36	130	141

Long-term debt, end of period	37,058	41,896	37,058	41,896

Issuance of senior and subordinated notes and related debt derivatives
Below is a summary of the senior and subordinated notes we issued during the twelve months ended December 31, 2025 and 2024.

(In millions of dollars, except interest rates and discounts)					Discount/ premium at issuance	Total gross proceeds [1] (Cdn$)	Transaction costs and discounts [2] (Cdn$)
Date issued		Principal amount	Due date	Interest rate

2025 issuances
February 12, 2025 (subordinated) [3]	US	1,100	2055	7.000%	100.000%	1,575	21
February 12, 2025 (subordinated) [3]	US	1,000	2055	7.125%	100.000%	1,432	19
February 12, 2025 (subordinated) [3]		1,000	2055	5.625%	99.983%	1,000	11

2024 issuances
February 9, 2024 (senior)	US	1,250	2029	5.000%	99.714%	1,684	20
February 9, 2024 (senior)	US	1,250	2034	5.300%	99.119%	1,683	30
1    Gross proceeds before transaction costs, discounts, and premiums.
2    Transaction costs, discounts, and premiums are included as deferred transaction costs and discounts in the carrying value of the long-term debt, and recognized in net income using the effective interest method.
3    Deferred transaction costs and discounts (if any) in the carrying value of the subordinated notes are recognized in net income using the effective interest method. The three issuances of subordinated notes due 2055 can be redeemed at par on February 15, 2030, February 15, 2035, and February 15, 2030, respectively, or on any subsequent interest payment date.

Repayment of senior notes and related derivative settlements
In December 2025, we repaid the entire outstanding principal of our US$700 million 3.625% senior notes and settled the associated debt derivatives at maturity. As a result we repaid $937 million, including $25 million received on settlement of the associated debt derivatives. See "Financial Risk Management" for more information.

Rogers Communications Inc.	21	Fourth Quarter 2025

Dividends
Below is a summary of the dividends declared and paid on RCI's outstanding Class A Voting common shares (Class A Shares) and Class B Non-Voting common shares (Class B Non-Voting Shares) in 2025 and 2024. On January 28, 2026, the Board declared a quarterly dividend of $0.50 per Class A Voting Share and Class B Non-Voting Share, to be paid on April 2, 2026, to shareholders of record on March 10, 2026.

				Dividends paid (in millions of dollars)			Number of Class B Non-Voting Shares issued (in thousands) [1]
Declaration date	Record date	Payment date	Dividend per share (dollars)	In cash	In Class B Non-Voting Shares	Total

January 29, 2025	March 10, 2025	April 2, 2025	0.50	188	81	269	2,181
April 22, 2025	June 9, 2025	July 3, 2025	0.50	270	—	270	—
July 22, 2025	September 8, 2025	October 3, 2025	0.50	270	—	270	—
October 22, 2025	December 8, 2025	January 2, 2026	0.50	270	—	270	—

January 31, 2024	March 11, 2024	April 3, 2024	0.50	183	83	266	1,552
April 23, 2024	June 10, 2024	July 5, 2024	0.50	185	81	266	1,651
July 23, 2024	September 9, 2024	October 3, 2024	0.50	181	86	267	1,633
October 23, 2024	December 9, 2024	January 3, 2025	0.50	185	84	269	1,943
1    Class B Non-Voting Shares were issued as partial settlement of our quarterly dividend payable on the payment date under the terms of our dividend reinvestment plan.

Free cash flow

	Three months ended December 31			Twelve months ended December 31
(In millions of dollars)	2025	2024	% Chg	2025	2024	% Chg

Adjusted EBITDA	2,689	2,533	6	9,820	9,617	2
Deduct:
Capital expenditures [1]	934	1,007	(7)	3,707	4,041	(8)
Interest on borrowings, net and capitalized interest	468	491	(5)	1,924	1,986	(3)
Cash income taxes [2]	152	157	(3)	700	545	28
Distributions paid by subsidiaries to non-controlling interests	119	—	—	133	—	—

Free cash flow	1,016	878	16	3,356	3,045	10
1    Includes additions to property, plant and equipment net of proceeds on disposition and accrued government grants, but does not include expenditures for spectrum licences, additions to right-of-use assets, or assets acquired through business combinations.
2    Cash income taxes are net of refunds received.

Free cash flow increased this quarter, primarily as a result of:
•higher adjusted EBITDA; and
•lower capital expenditures; partially offset by
•distributions to non-controlling interests.

Rogers Communications Inc.	22	Fourth Quarter 2025

Financial Condition

Available liquidity
Below is a summary of our available liquidity from our cash and cash equivalents, bank credit facilities, letter of credit facilities, and short-term borrowings as at December 31, 2025 and December 31, 2024.

As at December 31, 2025	Total sources	Drawn	Letters of credit	Net available
(In millions of dollars)

Cash and cash equivalents	1,344	—	—	1,344
Bank credit facilities [1]:
Revolving	4,260	115	10	4,135
Non-revolving	2,300	2,300	—	—
Outstanding letters of credit	45	—	45	—
Receivables securitization [1]	2,400	2,000	—	400

Total	10,349	4,415	55	5,879
1    The total liquidity sources under our bank credit facilities and receivables securitization represents the total credit limits per the relevant agreements. The amount drawn and letters of credit are currently outstanding under those agreements.

As at December 31, 2024	Total sources	Drawn	Letters of credit	US CP program [1]	Net available
(In millions of dollars)

Cash and cash equivalents	898	—	—	—	898
Bank credit facilities [2]:
Revolving	4,000	—	10	455	3,535
Non-revolving	500	500	—	—	—
Outstanding letters of credit	3	—	3	—	—
Receivables securitization [2]	2,400	2,000	—	—	400

Total	7,801	2,500	13	455	4,833
1    The US CP program amounts are gross of the discount on issuance.
2    The total liquidity sources under our bank credit facilities and receivables securitization represents the total credit limits per the relevant agreements. The amount drawn and letters of credit are currently outstanding under those agreements. The US CP program amount represents our currently outstanding US CP borrowings that are backstopped by our revolving credit facility.

Our $815 million Canada Infrastructure Bank credit agreement is not included in available liquidity as it can only be drawn upon for use in broadband projects under the Universal Broadband Fund, and therefore is not available for other general purposes. This quarter, we borrowed nil under this facility.

Weighted average cost of borrowings
Our weighted average cost of all borrowings was 4.78% as at December 31, 2025 (December 31, 2024 - 4.61%) and our weighted average term to maturity was 8.6 years (December 31, 2024 - 9.8 years). These figures reflect the expected repayment of our subordinated notes on their respective at-par redemption dates.

Rogers Communications Inc.	23	Fourth Quarter 2025

Adjusted net debt and debt leverage ratio
We use adjusted net debt and debt leverage ratio to conduct valuation-related analysis and to make capital structure-related decisions.

	As at December 31	As at December 31
(In millions of dollars, except ratios)	2025	2024

Current portion of long-term debt	1,186	3,696
Long-term debt	35,872	38,200
Deferred transaction costs and discounts	795	951
	37,853	42,847
Add (deduct):
Adjustment of US dollar-denominated debt to hedged rate	(1,394)	(2,855)
Subordinated notes adjustment [1]	(3,456)	(1,540)
Short-term borrowings	4,000	2,959
Deferred government grant liability [2]	79	39
Current portion of lease liabilities	690	587
Lease liabilities	2,428	2,191
Cash and cash equivalents	(1,344)	(898)

Adjusted net debt [3]	38,856	43,330
Divided by: trailing 12-month adjusted EBITDA	9,820	9,617

Debt leverage ratio	4.0	4.5

Divided by: pro forma trailing 12-month adjusted EBITDA [3]	9,986	n/a

Pro forma debt leverage ratio	3.9	n/a
1    For the purposes of calculating adjusted net debt and debt leverage ratio, we believe adjusting 50% of the value of our subordinated notes is appropriate as this methodology factors in certain circumstances with respect to priority for payment and this approach is commonly used to evaluate debt leverage by rating agencies.
2    For the purposes of calculating adjusted net debt and debt leverage ratio, we have added the deferred government grant liability relating to our Canada Infrastructure Bank facility to reflect the inclusion of the cash drawings.
3    Adjusted net debt is a capital management measure. Pro forma trailing 12-month adjusted EBITDA is a non-GAAP financial measure and a component of pro forma debt leverage ratio. These are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other companies. See "Non-GAAP and Other Financial Measures" for more information about these measures.

Trailing 12-month adjusted EBITDA reflects the combined results of Rogers including MLSE for the period since the MLSE Transaction closed in July 2025 to December 2025 and standalone Rogers results prior to July 2025. To illustrate the results of a combined Rogers and MLSE as if the MLSE Transaction had closed at the beginning of the trailing 12-month period, we have also disclosed a pro forma trailing 12-month adjusted EBITDA and pro forma debt leverage ratio. Pro forma trailing 12-month adjusted EBITDA incorporates an amount representing MLSE's adjusted EBITDA, adjusted to conform to Rogers' accounting policies, for the year ended December 31, 2025.

These pro forma metrics are presented for illustrative purposes only and do not purport to reflect what the combined company's actual operating results or financial condition would have been had the MLSE Transaction occurred on the date indicated, nor do they purport to project our future financial position or operating results and should not be taken as representative of our future financial position or consolidated operating results.

We intend to manage our debt leverage ratio through combined operational synergies, organic growth in adjusted EBITDA, proceeds from asset sales and monetizations, equity financing, and debt repayment, as applicable.

Rogers Communications Inc.	24	Fourth Quarter 2025

Credit ratings
Below is a summary of the credit ratings on RCI's outstanding senior and subordinated notes and debentures (long-term) and US CP (short-term) as at December 31, 2025.

Issuance	S&P Global Ratings Services	Moody's	DBRS Morningstar
Senior unsecured debt	BBB-	Baa3	BBB (low)
Subordinated debt	BB	Ba1/Ba2	BB (low) [1]
US commercial paper	A-3	P-3	N/A [1]
Outlook	Negative	Stable	Positive
1    We have not sought a rating from DBRS Morningstar for our subordinated debt issued before March 31, 2022 or for our short-term obligations.

Outstanding common shares

	As at December 31	As at December 31
	2025	2024

Common shares outstanding [1]
Class A Voting Shares	111,152,011	111,152,011
Class B Non-Voting Shares	429,073,267	424,949,191

Total common shares	540,225,278	536,101,202

Options to purchase Class B Non-Voting Shares
Outstanding options	11,766,094	9,707,847
Outstanding options exercisable	7,322,180	6,135,190
1    Holders of Class B Non-Voting Shares are entitled to receive notice of and to attend shareholder meetings; however, they are not entitled to vote at these meetings except as required by law or stipulated by stock exchanges. If an offer is made to purchase outstanding Class A Shares, there is no requirement under applicable law or our constating documents that an offer be made for the outstanding Class B Non-Voting Shares, and there is no other protection available to shareholders under our constating documents. If an offer is made to purchase both classes of shares, the offer for the Class A Shares may be made on different terms than the offer to the holders of Class B Non-Voting Shares.

From time to time, Class B Non-Voting Shares have been issued as partial settlement of our quarterly dividends under the terms of our dividend reinvestment plan (see "Managing our Liquidity and Financial Resources" for more information).

Rogers Communications Inc.	25	Fourth Quarter 2025

Financial Risk Management

This section should be read in conjunction with "Financial Risk Management" in our 2024 Annual MD&A. We use derivative instruments to manage financial risks related to our business activities. We only use derivatives to manage risk and not for speculative purposes. We also manage our exposure to both fixed and fluctuating interest rates and had fixed the interest rate on 89.1% of our outstanding debt, including short-term borrowings, as at December 31, 2025 (December 31, 2024 - 90.8%).

Debt derivatives
We use cross-currency interest rate exchange agreements, forward cross-currency interest rate exchange agreements, and foreign currency forward contracts (collectively, debt derivatives) to manage risks from fluctuations in foreign exchange rates and interest rates associated with our US dollar-denominated senior notes, debentures, subordinated notes, lease liabilities, credit facility borrowings, and US CP borrowings. We typically designate the debt derivatives related to our senior notes, debentures, subordinated notes, and lease liabilities as hedges for accounting purposes against the foreign exchange risk or interest rate risk associated with specific issued and forecast debt instruments. Debt derivatives related to our credit facility and US CP borrowings, with the exception of the interest rate swaps acquired in the MLSE transaction, have not been designated as hedges for accounting purposes.

Credit facilities and US CP
Below is a summary of the debt derivatives we entered into and settled related to our credit facility borrowings and US CP program during the three and twelve months ended December 31, 2025 and 2024.

		Three months ended December 31, 2025			Twelve months ended December 31, 2025
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facilities
Debt derivatives entered	—	—	—	9,825	1.394	13,695
Debt derivatives settled	1,446	1.393	2,015	10,873	1.395	15,171
Net cash received (paid) on settlement			23			(32)

US commercial paper program
Debt derivatives entered	—	—	—	517	1.410	729
Debt derivatives settled	—	—	—	831	1.414	1,175
Net cash (paid) received on settlement			—			(1)

		Three months ended December 31, 2024			Twelve months ended December 31, 2024
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facilities
Debt derivatives entered	3,204	1.406	4,504	14,943	1.366	20,407
Debt derivatives settled	3,258	1.407	4,583	17,136	1.364	23,368
Net cash received on settlement			95			87

US commercial paper program
Debt derivatives entered	607	1.415	859	2,008	1.374	2,758
Debt derivatives settled	293	1.427	418	1,807	1.371	2,478
Net cash received on settlement			8			13

As at December 31, 2025, we had no debt derivatives outstanding related to our credit facility borrowings and US CP program (December 31, 2024 - US$1,048 million and US$314 million notional amount at average rates of $1.439/US$ and $1.423/US$), respectively.

Rogers Communications Inc.	26	Fourth Quarter 2025

Senior and subordinated notes
Below is a summary of the debt derivatives we entered into related to senior and subordinated notes during the three and twelve months ended December 31, 2025 and 2024.

(In millions of dollars, except interest rates)
		US$		Hedging effect
Effective date	Principal/Notional amount (US$)	Maturity date	Coupon rate	Fixed hedged (Cdn$) interest rate [1]	Equivalent (Cdn$)
2025 issuances
February 12, 2025	1,100	2055	7.000%	5.440%	1,575
February 12, 2025	1,000	2055	7.125%	5.862%	1,432

2024 issuances
February 9, 2024	1,250	2029	5.000%	4.735%	1,684
February 9, 2024	1,250	2034	5.300%	5.107%	1,683
1    Converting from a fixed US$ coupon rate to a weighted average Cdn$ fixed rate.

As at December 31, 2025, we had US$15,911 million (December 31, 2024 - US$17,250 million) in US dollar-denominated senior notes, debentures, and subordinated notes, of which all of the associated foreign exchange risk had been hedged using debt derivatives, at an average rate of $1.287/US$ (December 31, 2024 - $1.272/US$).

In December 2025, we repaid the entire outstanding principal amount of our US$700 million 3.625% senior notes and the associated debt derivatives at maturity, resulting in $25 million received on settlement of the associated debt derivatives.

Lease liabilities
Below is a summary of the debt derivatives we entered into and settled related to our outstanding lease liabilities for the three and twelve months ended December 31, 2025 and 2024.

	Three months ended December 31, 2025			Twelve months ended December 31, 2025
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Debt derivatives entered	61	1.344	82	241	1.378	332
Debt derivatives settled	65	1.354	88	247	1.352	334

	Three months ended December 31, 2024			Twelve months ended December 31, 2024
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Debt derivatives entered	43	1.442	62	271	1.369	371
Debt derivatives settled	59	1.305	77	214	1.322	283

As at December 31, 2025, we had US$410 million notional amount of debt derivatives outstanding relating to our outstanding lease liabilities (December 31, 2024 - US$416 million) with terms to maturity ranging from January 2026 to December 2028 (December 31, 2024 - January 2025 to December 2027) at an average rate of $1.365/US$ (December 31, 2024 - $1.349/US$).

See "Mark-to-market value" for more information about our debt derivatives.

Expenditure derivatives
We use foreign currency forward contracts (expenditure derivatives) to manage the foreign exchange risk in our operations, designating them as hedges for accounting purposes for certain of our forecast operational and capital expenditures. In 2025, as a result of the MLSE Transaction, we acquired expenditure derivatives and other foreign exchange options that had previously been entered into by MLSE. The other foreign exchange options are effective economic hedges against future US dollar-denominated expenditures; however, they cannot be designated as hedges for accounting purposes.

Rogers Communications Inc.	27	Fourth Quarter 2025

Below is a summary of the expenditure derivatives we entered into and settled during the three and twelve months ended December 31, 2025 and 2024.

	Three months ended December 31, 2025			Twelve months ended December 31, 2025
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Expenditure derivatives entered	360	1.358	489	1,595	1.361	2,171
Expenditure derivatives acquired	—	—	—	619	1.363	844
Expenditure derivatives settled	322	1.339	431	1,421	1.343	1,908

	Three months ended December 31, 2024			Twelve months ended December 31, 2024
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Expenditure derivatives entered	30	1.300	39	1,140	1.340	1,528
Expenditure derivatives settled	285	1.326	378	1,200	1.325	1,590

As at December 31, 2025, we had US$2,383 million notional amount of expenditure derivatives outstanding (December 31, 2024 - US$1,590 million) with terms to maturity ranging from January 2026 to June 2039 (December 31, 2024 - January 2025 to December 2026) at an average rate of $1.356/US$ (December 31, 2024 - $1.336/US$). Of the US$1,595 million notional expenditure derivatives entered this year, US$305 million relates to a hedge of future Toronto Blue Jays player compensation at a rate of $1.30/US$ over the next 14 years.

In addition to the expenditure derivatives set forth in the tables above, we acquired other foreign exchange options with a maximum notional amount of US$1,078 million through the MLSE Transaction. These derivatives have not been designated as hedges for accounting purposes and changes in their fair values are recognized in "change in fair value of derivative instruments" in "finance costs".

This quarter, we settled US$24 million ($32 million) notional amount of other foreign exchange options, reflecting an exchange rate of $1.3175/US$, and US$24 million notional amount of other foreign exchange options expired.

See "Mark-to-market value" for more information about our expenditure derivatives.

Equity derivatives
We use total return swaps (equity derivatives) to hedge the market price appreciation risk of the Class B Non-Voting Shares granted under our stock-based compensation programs. The equity derivatives have not been designated as hedges for accounting purposes.

As at December 31, 2025, we had equity derivatives outstanding for 5.5 million (December 31, 2024 - 6.0 million) Class B Non-Voting Shares with a weighted average price of $46.81 (December 31, 2024 - $53.27).

In April 2025, we settled 1.5 million equity derivatives at a weighted average price of $35.32 resulting in a net payment of $22 million on settlement. We also reset the pricing on 2.3 million existing equity derivatives, resulting in a net payment of $38 million. Finally, we executed extension agreements on all equity derivative contracts under substantially the same commitment terms and conditions with revised expiry dates to April 2026 (from April 2025).

In December 2025, we added 1.0 million equity derivatives at a weighted average price of $50.98.

See "Mark-to-market value" for more information about our equity derivatives.

Subsidiary equity derivatives
We have entered into cross-currency interest rate exchange agreements to manage the foreign exchange risk of our subsidiary equity investment (subsidiary equity derivatives). The subsidiary equity derivatives economically hedge our US dollar-denominated exposures arising from the subsidiary equity investment but cannot be designated as hedges for accounting purposes. In May 2025, in connection with the network transaction, we entered into subsidiary equity derivatives for US$4.85 billion ($6.7 billion) that mature in 2033. These subsidiary equity derivatives convert an 8% US dollar-denominated cash flow into a Cdn$ rate of 7.16% until maturity on a quarterly basis.

See "Mark-to-market value" for more information about our subsidiary equity derivatives.

Rogers Communications Inc.	28	Fourth Quarter 2025

Cash settlements on debt derivatives and subsidiary equity derivatives
Below is a summary of the net proceeds on settlement of debt derivatives and subsidiary equity derivatives during the three and twelve months ended December 31, 2025 and 2024.

	Three months ended December 31		Twelve months ended December 31
(In millions of dollars)	2025	2024	2025	2024

Credit facilities	23	95	(32)	87
US commercial paper program	—	8	(1)	13
Senior and subordinated notes	25	—	72	—
Lease liabilities	2	7	7	7
Subsidiary equity derivatives	24	—	68	—

Net proceeds on settlement of debt derivatives and subsidiary equity derivatives	74	110	114	107

Mark-to-market value
We record our derivatives using an estimated credit-adjusted, mark-to-market valuation, calculated in accordance with IFRS.

	As at December 31, 2025
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	8,559	1.2373	10,590	787
As liabilities	7,763	1.3449	10,440	(645)
MLSE interest rate swap	—	—	300	(7)
Net mark-to-market debt derivative asset				135
Expenditure derivatives accounted for as cash flow hedges:
As assets	1,122	1.3275	1,489	20
As liabilities	1,261	1.3816	1,742	(28)
Expenditure derivatives not accounted for as hedges:
As liabilities	886	1.3386	1,186	(17)
Net mark-to-market expenditure derivative liability				(25)
Equity derivatives not accounted for as hedges:
As assets	—	—	173	37
As liabilities	—	—	84	(9)
Net mark-to-market equity derivative asset				28
Subsidiary equity derivatives not accounted for as hedges:
As assets	750	1.3827	1,037	1
As liabilities	4,100	1.3846	5,677	(36)
Net mark-to-market subsidiary equity derivative liability				(35)
Virtual power purchase agreement not accounted for as a hedge:
As liabilities	—	—	—	(6)
Net mark-to-market virtual power purchase agreement liability				(6)

Net mark-to-market asset				97

Rogers Communications Inc.	29	Fourth Quarter 2025

	As at December 31, 2024
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	11,116	1.2510	13,906	1,194
As liabilities	6,550	1.3127	8,598	(842)
Short-term debt derivatives not accounted for as hedges:
As assets	666	1.4282	951	7
As liabilities	696	1.4421	1,004	(2)
Net mark-to-market debt derivative asset				357
Expenditure derivatives accounted for as cash flow hedges:
As assets	1,590	1.3362	2,125	132
Net mark-to-market expenditure derivative asset				132
Equity derivatives not accounted for as hedges:
As liabilities	—	—	320	(54)
Net mark-to-market equity derivative liability				(54)
Virtual power purchase agreement not accounted for as a hedge:
As liabilities	—	—	—	(10)
Net mark-to-market virtual power purchase agreement				(10)

Net mark-to-market asset				425

Key Performance Indicators

We measure the success of our strategy using a number of key performance indicators that are defined and discussed in our 2024 Annual MD&A and this earnings release. We believe these key performance indicators allow us to appropriately measure our performance against our operating strategy and against the results of our peers and competitors. The following key performance indicators, some of which are supplementary financial measures (see "Non-GAAP and Other Financial Measures"), are not measurements in accordance with IFRS. They include:
•subscriber counts;
•Wireless;
•Cable; and
•homes passed (Cable);
•Wireless subscriber churn (churn);
•Wireless mobile phone average revenue per user
(ARPU);
•Cable average revenue per account (ARPA);
•Cable customer relationships;
•Cable market penetration (penetration);
•capital intensity; and
•total service revenue.

Rogers Communications Inc.	30	Fourth Quarter 2025

Non-GAAP and Other Financial Measures

We use the following "non-GAAP financial measures" and other "specified financial measures" (each within the meaning of applicable Canadian securities law). These are reviewed regularly by management and the Board in assessing our performance and making decisions regarding the ongoing operations of our business and its ability to generate cash flows. Some or all of these measures may also be used by investors, lending institutions, and credit rating agencies as indicators of our operating performance, of our ability to incur and service debt, and as measurements to value companies in the telecommunications sector. These are not standardized measures under IFRS, so may not be reliable ways to compare us to other companies.

Non-GAAP financial measures
Specified financial measure	How it is useful		How we calculate it	Most directly comparable IFRS financial measure
Adjusted net income	●	To assess the performance of our businesses before the effects of the noted items, because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply that they are non-recurring.
Net (loss) income add (deduct) restructuring, acquisition and other; loss (recovery) on sale or wind down of investments; loss (gain) on disposition of property, plant and equipment; (gain) on acquisitions; loss on non-controlling interest purchase obligations; loss on repayment of long-term debt; loss on bond forward derivatives; change in fair value of subsidiary equity derivative instruments; depreciation and amortization on fair value increment of Shaw Transaction-related assets; and income tax adjustments on these items, including adjustments as a result of legislative or other tax rate changes.
Net income (loss)
Adjusted net income attributable to RCI shareholders	●	To assess the performance of our businesses before the effects of the noted items, because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply that they are non-recurring.
Net (loss) income attributable to RCI shareholders add (deduct) restructuring, acquisition and other; loss (recovery) on sale or wind down of investments; loss (gain) on disposition of property, plant and equipment; (gain) on acquisitions; loss on non-controlling interest purchase obligations; loss on repayment of long-term debt; loss on bond forward derivatives; change in fair value of subsidiary equity derivative instruments; depreciation and amortization on fair value increment of Shaw Transaction-related assets; revaluation of subsidiary US dollar-denominated balances; and income tax adjustments on these items, including adjustments as a result of legislative or other tax rate changes.
Net income (loss) attributable to RCI shareholders
Pro forma trailing 12-month adjusted EBITDA	●	To illustrate the results of a combined Rogers and MLSE as if the MLSE Transaction had closed at the beginning of the applicable trailing 12-month period.	Trailing 12-month adjusted EBITDA add MLSE adjusted EBITDA - January to June 2025	Trailing 12-month adjusted EBITDA

Non-GAAP ratios
Specified financial measure	How it is useful		How we calculate it
Adjusted basic earnings per share Adjusted diluted earnings per share	●	To assess the performance of our businesses before the effects of the noted items, because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply that they are non-recurring.
Adjusted net income attributable to RCI shareholders
divided by
basic weighted average shares outstanding.

Adjusted net income attributable to RCI shareholders including the dilutive effect of stock-based compensation divided by
diluted weighted average shares outstanding.

Pro forma debt leverage ratio	●
We believe this helps investors and analysts analyze our ability to service our debt obligations, with the results of a combined Rogers and MLSE as if the MLSE Transaction had closed at the beginning of the applicable trailing 12-month period.
Adjusted net debt divided by pro forma trailing 12-month adjusted EBITDA

Total of segments measures
Specified financial measure	Most directly comparable IFRS financial measure
Adjusted EBITDA	Net income

Rogers Communications Inc.	31	Fourth Quarter 2025

Capital management measures
Specified financial measure	How it is useful
Free cash flow	●	To show how much cash we generate that is available to repay debt and reinvest in our company, which is an important indicator of our financial strength and performance.
	●	We believe that some investors and analysts use free cash flow to value a business and its underlying assets.
Adjusted net debt	●	We believe this helps investors and analysts analyze our debt and cash balances while taking into account the economic impact of debt derivatives on our US dollar-denominated debt.
Debt leverage ratio	●	We believe this helps investors and analysts analyze our ability to service our debt obligations.
Available liquidity	●	To help determine if we are able to meet all of our commitments, to execute our business plan, and to mitigate the risk of economic downturns.

Supplementary financial measures
Specified financial measure	How we calculate it
Adjusted EBITDA margin	Adjusted EBITDA divided by revenue.
Wireless mobile phone average revenue per user (ARPU)	Wireless service revenue divided by average total number of Wireless mobile phone subscribers for the relevant period.
Cable average revenue per account (ARPA)	Cable service revenue divided by average total number of customer relationships for the relevant period.
Capital intensity	Capital expenditures divided by revenue.

Reconciliation of adjusted EBITDA

	Three months ended December 31		Twelve months ended December 31
(In millions of dollars)	2025	2024	2025	2024

Net income	710	558	6,906	1,734
Add:
Income tax expense	235	158	720	572
Finance costs	584	571	2,043	2,295
Depreciation and amortization	1,222	1,174	4,802	4,616
EBITDA	2,751	2,461	14,471	9,217
Add (deduct):
Other income [1]	(16)	(11)	(5,021)	(6)
Restructuring, acquisition and other	23	83	439	406
Gain on disposition of data centres	(69)	—	(69)	—

Adjusted EBITDA	2,689	2,533	9,820	9,617
1    Other income for the twelve months ended December 31, 2025 includes a $40 million reduction to the gain on revaluation of our existing investment in MLSE in the third quarter as a result of finalization adjustments to the preliminary purchase price allocation for the MLSE Transaction.

Rogers Communications Inc.	32	Fourth Quarter 2025

Reconciliation of adjusted net income

	Three months ended December 31		Twelve months ended December 31
(In millions of dollars)	2025	2024	2025	2024

Net income	710	558	6,906	1,734
Add (deduct):
Restructuring, acquisition and other	23	83	439	406
Change in fair value of subsidiary equity derivative instruments	32	—	(9)	—
Depreciation and amortization on fair value increment of Shaw Transaction-related assets	178	228	829	917
Gain on repayment of long-term debt	—	—	(151)	—
Gain on revaluation of MLSE investment [1]	—	—	(4,976)	—
Gain on disposition of data centres	(69)	—	(69)	—
Income tax impact of above items	(55)	(75)	(249)	(338)

Adjusted net income	819	794	2,720	2,719
1    Gain on revaluation of MLSE investment for the twelve months ended December 31, 2025 includes a $40 million reduction to the gain on revaluation in the third quarter as a result of finalization adjustments to the preliminary purchase price allocation for the MLSE Transaction.

Reconciliation of pro forma trailing 12-month adjusted EBITDA

As at December 31
(In millions of dollars)	2025

Trailing 12-month adjusted EBITDA	9,820
Add (deduct):
MLSE adjusted EBITDA - January to June 2025	166

Pro forma trailing 12-month adjusted EBITDA	9,986

Reconciliation of adjusted net income attributable to RCI shareholders

	Three months ended December 31		Twelve months ended December 31
(In millions of dollars)	2025	2024	2025	2024

Net income attributable to RCI shareholders	743	558	6,894	1,734
Add (deduct):
Restructuring, acquisition and other	23	83	439	406
Change in fair value of subsidiary equity derivative instruments	32	—	(9)	—
Depreciation and amortization on fair value increment of Shaw Transaction-related assets	178	228	829	917
Gain on repayment of long-term debt	—	—	(151)	—
Gain on revaluation of MLSE investment [1]	—	—	(4,976)	—
Gain on disposition of data centres	(69)	—	(69)	—
Revaluation of subsidiary US dollar-denominated balances [2]	(34)	—	13	—
Income tax impact of above items	(55)	(75)	(249)	(338)

Adjusted net income attributable to RCI shareholders	818	794	2,721	2,719
1    Gain on revaluation of MLSE investment for the twelve months ended December 31, 2025 includes a $40 million reduction to the gain on revaluation in the third quarter as a result of finalization adjustments to the preliminary purchase price allocation for the MLSE Transaction.
2    Reflects RCI's share of the impacts of foreign exchange revaluation on US dollar-denominated intercompany balances in BNSI, our non-wholly owned subsidiary formed in connection with the network transaction. These impacts are eliminated on consolidation.

Rogers Communications Inc.	33	Fourth Quarter 2025

Reconciliation of free cash flow

	Three months ended December 31		Twelve months ended December 31
(In millions of dollars)	2025	2024	2025	2024

Cash provided by operating activities	1,652	1,135	6,059	5,680
Add (deduct):
Capital expenditures	(934)	(1,007)	(3,707)	(4,041)
Interest on borrowings, net and capitalized interest	(468)	(491)	(1,924)	(1,986)
Interest paid, net	537	465	2,070	2,087
Restructuring, acquisition and other	23	83	439	406
Program rights amortization	(21)	(11)	(86)	(63)
Change in net operating assets and liabilities	348	667	592	876
Distributions paid by subsidiaries to non-controlling interests	(119)	—	(133)	—
Post-employment benefit contributions, net of expense	(20)	(28)	(75)	(82)
Cash flows relating to other operating activities	18	67	128	166
Other investment (income) losses	—	(2)	(7)	2

Free cash flow	1,016	878	3,356	3,045

Rogers Communications Inc.	34	Fourth Quarter 2025

Other Information

Consolidated financial results - quarterly summary
Below is a summary of our consolidated results for the past eight quarters.

	2025				2024
(In millions of dollars, except per share amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Revenue
Wireless	2,970	2,661	2,540	2,544	2,981	2,620	2,466	2,528
Cable	1,984	1,981	1,968	1,935	1,983	1,970	1,964	1,959
Media	1,236	753	757	542	547	597	679	419
Corporate items and intercompany eliminations	(18)	(47)	(49)	(45)	(30)	(58)	(16)	(5)
Total revenue	6,172	5,348	5,216	4,976	5,481	5,129	5,093	4,901
Total service revenue	5,250	4,739	4,668	4,447	4,543	4,567	4,599	4,357

Adjusted EBITDA
Wireless	1,374	1,374	1,305	1,311	1,367	1,365	1,296	1,284
Cable	1,177	1,153	1,147	1,108	1,169	1,133	1,116	1,100
Media	221	75	8	(63)	55	136	(2)	(101)
Corporate items and intercompany eliminations	(83)	(87)	(98)	(102)	(58)	(89)	(85)	(69)
Adjusted EBITDA	2,689	2,515	2,362	2,254	2,533	2,545	2,325	2,214
Deduct (add):
Depreciation and amortization	1,222	1,230	1,184	1,166	1,174	1,157	1,136	1,149
Restructuring, acquisition and other	23	51	238	127	83	91	90	142
Finance costs	584	252	628	579	571	568	576	580
Other (income) expense	(16)	(4,998)	(9)	2	(11)	2	(5)	8
Gain on disposition of data centres	(69)	—	—	—	—	—	—	—
Net income before income tax expense	945	5,980	321	380	716	727	528	335
Income tax expense	235	212	173	100	158	201	134	79
Net income	710	5,768	148	280	558	526	394	256
Net income attributable to RCI shareholders	743	5,714	157	280	558	526	394	256

Earnings per share attributable to RCI shareholders:
Basic	$1.38	$10.58	$0.29	$0.52	$1.04	$0.99	$0.74	$0.48
Diluted	$1.37	$10.54	$0.29	$0.50	$1.02	$0.98	$0.73	$0.46

Net income	710	5,768	148	280	558	526	394	256
Add (deduct):
Restructuring, acquisition and other	23	51	238	127	83	91	90	142
Change in fair value of subsidiary equity derivative instruments	32	(134)	93	—	—	—	—	—
Depreciation and amortization on fair value increment of Shaw Transaction-related assets	178	210	212	229	228	227	220	242
Gain on repayment of long-term debt	—	(151)	—	—	—	—	—	—
Gain on revaluation of MLSE investment [1]	—	(4,976)	—	—	—	—	—	—
Gain on disposition of data centres	(69)	—	—	—	—	—	—	—
Income tax impact of above items	(55)	(42)	(59)	(93)	(75)	(82)	(81)	(100)
Adjusted net income	819	726	632	543	794	762	623	540
Adjusted net income attributable to RCI shareholders	818	740	620	543	794	762	623	540

Adjusted earnings per share attributable to RCI shareholders:
Basic	$1.51	$1.37	$1.15	$1.01	$1.48	$1.43	$1.17	$1.02
Diluted	$1.51	$1.37	$1.14	$0.99	$1.46	$1.42	$1.16	$0.99

Capital expenditures	934	964	831	978	1,007	977	999	1,058
Cash provided by operating activities	1,652	1,515	1,596	1,296	1,135	1,893	1,472	1,180
Free cash flow	1,016	829	925	586	878	915	666	586
1    Gain on revaluation of MLSE investment for the twelve months ended December 31, 2025 includes a $40 million reduction to the gain on revaluation in the third quarter as a result of finalization adjustments to the preliminary purchase price allocation for the MLSE Transaction.

Rogers Communications Inc.	35	Fourth Quarter 2025

Supplementary Information

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Income
(In millions of dollars, except for per share amounts, unaudited)

	Three months ended December 31		Twelve months ended December 31
	2025	2024	2025	2024

Revenue	6,172	5,481	21,712	20,604

Operating expenses:
Operating costs	3,483	2,948	11,892	10,987
Depreciation and amortization	1,222	1,174	4,802	4,616
Gain on disposition of data centres	(69)	—	(69)	—
Restructuring, acquisition and other	23	83	439	406
Finance costs	584	571	2,043	2,295
Other income [1]	(16)	(11)	(5,021)	(6)

Income before income tax expense	945	716	7,626	2,306
Income tax expense	235	158	720	572

Net income for the period	710	558	6,906	1,734

Net income for the period attributable to:
RCI shareholders	743	558	6,894	1,734
Non-controlling interest	(33)	—	12	—

Earnings per share attributable to RCI shareholders:
Basic	$1.38	$1.04	$12.77	$3.25
Diluted	$1.37	$1.02	$12.74	$3.20
1    Other income for the twelve months ended December 31, 2025 includes a $40 million reduction to the gain on revaluation of our existing investment in MLSE in the third quarter as a result of finalization adjustments to the preliminary purchase price allocation for the MLSE Transaction.

Rogers Communications Inc.	36	Fourth Quarter 2025

Rogers Communications Inc.
Condensed Consolidated Statements of Financial Position
(In millions of dollars, unaudited)

	As at December 31	As at December 31
	2025	2024

Assets
Current assets:
Cash and cash equivalents	1,344	898
Accounts receivable	6,105	5,478
Inventories	550	641
Current portion of contract assets	151	171
Other current assets	1,239	849
Current portion of derivative instruments	99	336
Total current assets	9,488	8,373

Property, plant and equipment	26,307	25,072
Intangible assets	28,898	17,858
Investments	1,291	615
Derivative instruments	746	997
Financing receivables	1,198	1,189
Other long-term assets	2,052	1,027
Goodwill	20,032	16,280

Total assets	90,012	71,411

Liabilities and equity
Current liabilities:
Short-term borrowings	4,000	2,959
Accounts payable and accrued liabilities	4,831	4,059
Income tax payable	—	26
Other current liabilities	3,831	482
Contract liabilities	1,114	800
Current portion of long-term debt	1,186	3,696
Current portion of lease liabilities	690	587
Total current liabilities	15,652	12,609

Provisions	55	61
Long-term debt	35,872	38,200
Lease liabilities	2,428	2,191
Other long-term liabilities	2,225	1,666
Deferred tax liabilities	9,494	6,281
Total liabilities	65,726	61,008

Equity
Equity attributable to RCI shareholders	17,751	10,403
Non-controlling interest	6,535	—
Equity	24,286	10,403

Total liabilities and equity	90,012	71,411

Rogers Communications Inc.	37	Fourth Quarter 2025

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Cash Flows
(In millions of dollars, unaudited)

	Three months ended December 31		Twelve months ended December 31
	2025	2024	2025	2024
Operating activities:
Net income for the period	710	558	6,906	1,734
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	1,222	1,174	4,802	4,616
Program rights amortization	21	11	86	63
Finance costs	584	571	2,043	2,295
Income tax expense	235	158	720	572
Post-employment benefits contributions, net of expense	20	28	75	82
Income from associates and joint ventures	(16)	(9)	(38)	(8)
Gain on revaluation of MLSE investment [1]	—	—	(4,976)	—
Gain on disposition of data centres	(69)	—	(69)	—
Other	(18)	(67)	(128)	(166)
Cash provided by operating activities before changes in net operating assets and liabilities, income taxes paid, and interest paid	2,689	2,424	9,421	9,188
Change in net operating assets and liabilities	(348)	(667)	(592)	(876)
Income taxes paid	(152)	(157)	(700)	(545)
Interest paid, net	(537)	(465)	(2,070)	(2,087)

Cash provided by operating activities	1,652	1,135	6,059	5,680

Investing activities:
Capital expenditures	(934)	(1,007)	(3,707)	(4,041)
Additions to program rights and other intangible assets	(36)	(16)	(105)	(72)
Changes in non-cash working capital related to investing activities	29	167	(78)	136
Acquisitions and other strategic transactions, net of cash acquired	184	—	(4,315)	(475)
Other	(12)	(14)	(7)	(3)

Cash used in investing activities	(769)	(870)	(8,212)	(4,455)

Financing activities:
Net proceeds received from short-term borrowings	385	19	1,021	1,138
Net (repayment) issuance of long-term debt	(974)	5	(3,478)	(1,103)
Net proceeds on settlement of debt derivatives and subsidiary equity derivatives	74	110	114	107
Transaction costs incurred	(1)	(1)	(104)	(47)
Principal payments of lease liabilities	(145)	(120)	(559)	(478)
Dividends paid to RCI shareholders	(270)	(181)	(913)	(739)
Dividends paid by subsidiaries to non-controlling interest	(119)	—	(133)	—
Issuance of subsidiary shares to non-controlling interest	—	—	6,656	—
Other	(1)	(1)	(5)	(5)

Cash (used in) provided by financing activities	(1,051)	(169)	2,599	(1,127)

Change in cash and cash equivalents	(168)	96	446	98
Cash and cash equivalents, beginning of period	1,512	802	898	800

Cash and cash equivalents, end of period	1,344	898	1,344	898
1    Gain on revaluation of MLSE investment for the twelve months ended December 31, 2025 includes a $40 million reduction to the gain on revaluation in the third quarter as a result of finalization adjustments to the preliminary purchase price allocation for the MLSE Transaction.

Rogers Communications Inc.	38	Fourth Quarter 2025

Change in net operating assets and liabilities

	Three months ended December 31		Twelve months ended December 31
(In millions of dollars)	2025	2024	2025	2024

Accounts receivable, excluding financing receivables	(418)	(388)	(540)	(396)
Financing receivables	(341)	(413)	(115)	(318)
Contract assets	(2)	11	16	7
Inventories	(69)	(169)	102	(185)
Other current assets	46	34	(64)	146
Accounts payable and accrued liabilities	377	82	(21)	(209)
Contract and other liabilities	59	176	30	79

Total change in net operating assets and liabilities	(348)	(667)	(592)	(876)

Capital expenditures

	Three months ended December 31		Twelve months ended December 31
(In millions of dollars)	2025	2024	2025	2024

Capital expenditures before proceeds on disposition	1,022	1,015	3,863	4,100
Proceeds on disposition	(88)	(8)	(156)	(59)

Capital expenditures	934	1,007	3,707	4,041

Rogers Communications Inc.	39	Fourth Quarter 2025

Long-term debt

						As at December 31
(In millions of dollars, except interest rates)	Par call date	Due date		Principal amount	Interest rate	2025	2024

Bank credit facilities (Cdn$ portion)					Floating	415	—
Term loan facility					Floating	—	1,001
Canada Infrastructure Bank credit facility		2052			1.000%	134	64
Senior notes		Mar 2025	US	1,000	2.950%	—	1,439
Senior notes		Apr 2025		1,250	3.100%	—	1,250
Senior notes		Dec 2025	US	700	3.625%	—	1,007
Senior notes	n/a	Sep 2026		500	5.650%	500	500
Senior notes	Aug 2026	Nov 2026	US	500	2.900%	686	718
Senior notes [1]	Dec 2026	Mar 2027		300	3.800%	300	300
Senior notes	Jan 2027	Mar 2027		1,500	3.650%	1,500	1,500
Senior notes	Feb 2027	Mar 2027	US	1,300	3.200%	1,784	1,871
Senior notes	Aug 2028	Sep 2028		1,000	5.700%	1,000	1,000
Senior notes [1]	Aug 2028	Nov 2028		500	4.400%	500	500
Senior notes	Jan 2029	Feb 2029	US	1,250	5.000%	1,716	1,799
Senior notes	Feb 2029	Apr 2029		1,000	3.750%	1,000	1,000
Senior notes	Feb 2029	May 2029		700	3.250%	700	1,000
Senior notes [1]	Sep 2029	Dec 2029		159	3.300%	159	500
Senior notes	Jul 2030	Sep 2030		500	5.800%	500	500
Senior notes [1]	Sep 2030	Dec 2030		210	2.900%	210	500
Senior notes	Dec 2031	Mar 2032	US	2,000	3.800%	2,745	2,878
Senior notes	Jan 2032	Apr 2032		1,000	4.250%	1,000	1,000
Senior debentures [2]	n/a	May 2032	US	200	8.750%	275	288
Senior notes	Jun 2033	Sep 2033		1,000	5.900%	1,000	1,000
Senior notes	Nov 2033	Feb 2034	US	1,250	5.300%	1,716	1,799
Senior notes	n/a	Aug 2038	US	350	7.500%	480	504
Senior notes	n/a	Nov 2039		500	6.680%	500	500
Senior notes [1]	n/a	Nov 2039		1,450	6.750%	1,450	1,450
Senior notes	Feb 2040	Aug 2040		800	6.110%	800	800
Senior notes	Sep 2040	Mar 2041		400	6.560%	400	400
Senior notes	Sep 2041	Mar 2042	US	750	4.500%	1,029	1,079
Senior notes	Sep 2042	Mar 2043	US	382	4.500%	524	719
Senior notes	Apr 2043	Oct 2043	US	650	5.450%	892	935
Senior notes	Sep 2043	Mar 2044	US	752	5.000%	1,032	1,511
Senior notes	Aug 2047	Feb 2048	US	506	4.300%	694	1,079
Senior notes	Nov 2048	May 2049	US	630	4.350%	865	1,799
Senior notes	May 2049	Nov 2049	US	541	3.700%	743	1,439
Senior notes [1]	Jun 2049	Dec 2049		26	4.250%	26	300
Senior notes	Sep 2051	Mar 2052	US	2,000	4.550%	2,745	2,878
Senior notes	Oct 2051	Apr 2052		1,000	5.250%	1,000	1,000
Subordinated notes [3]	Feb 2030	Apr 2055	US	1,100	7.000%	1,510	—
Subordinated notes [3]	Feb 2035	Apr 2055	US	1,000	7.125%	1,373	—
Subordinated notes [3]	Feb 2030	Apr 2055		1,000	5.625%	1,000	—
Subordinated notes [3]	Dec 2026	Dec 2081		2,000	5.000%	2,000	2,000
Subordinated notes [3]	Mar 2027	Mar 2082	US	750	5.250%	1,029	1,079
						37,932	42,886
Deferred transaction costs and discounts						(795)	(951)
Deferred government grant liability						(79)	(39)
Less current portion						(1,186)	(3,696)

Total long-term debt						35,872	38,200
1    Senior notes originally issued by Shaw Communications Inc. which are unsecured obligations of RCI and for which RCCI was an unsecured guarantor as at December 31, 2025 and 2024.
2    Senior debentures originally issued by Rogers Cable Inc. which are unsecured obligations of RCI and for which RCCI was an unsecured guarantor as at December 31, 2025 and 2024.
3    The subordinated notes can be redeemed at par on the noted par call date or on any subsequent interest payment date.

Rogers Communications Inc.	40	Fourth Quarter 2025

About Forward-Looking Information

This earnings release includes "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws (collectively, "forward-looking information"), and assumptions about, among other things, our business, operations, and financial performance and condition approved by our management on the date of this earnings release. This forward-looking information and these assumptions include, but are not limited to, statements about our objectives and strategies to achieve those objectives, and about our beliefs, plans, expectations, anticipations, estimates, or intentions.

Forward-looking information:
•typically includes words like could, expect, may, anticipate, assume, believe, intend, estimate, plan, project, guidance, outlook, target, and similar expressions;
•includes conclusions, forecasts, and projections that are based on our current objectives and strategies and on estimates, expectations, assumptions, and other factors that we believe to have been reasonable at the time they were applied but may prove to be incorrect; and
•was approved by our management on the date of this earnings release.

Our forward-looking information in this earnings release includes forecasts and projections related to the following items, among others:
•revenue;
•total service revenue;
•adjusted EBITDA;
•capital expenditures;
•cash income tax payments;
•free cash flow;
•dividend payments;
•the growth of new products and services;
•expected growth in subscribers and the services to which they subscribe;
•the cost of acquiring and retaining subscribers and deployment of new services;
•continued cost reductions and efficiency improvements;
•our debt leverage ratio and how we intend to manage that ratio;
•the value of our sports and other media assets;
•our intent to acquire the MLSE non-controlling interest, including the timing of any such acquisition;
•unlocking additional value from our sports and other media assets, including any monetization that may be implemented for that purpose and the related timing; and
•all other statements that are not historical facts.

Specific forward-looking information included in this earnings release includes, but is not limited to, information and statements under "2026 Outlook" relating to our 2026 consolidated guidance on total service revenue, adjusted EBITDA, capital expenditures, and free cash flow. All other statements that are not historical facts are forward-looking statements.

Our conclusions, forecasts, and projections (including the aforementioned guidance) are based on a number of estimates, expectations, assumptions, and other factors, including, among others:
•general economic and industry conditions, including the effects of inflation;
•currency exchange rates and interest rates;
•product pricing levels and competitive intensity;
•subscriber growth;
•pricing, usage, and churn rates;
•changes in government regulation;
•technology and network deployment;
•availability of devices;
•timing of new product launches;
•content and equipment costs;
•the integration of acquisitions;
•industry structure and stability; and
•the assumptions listed under the heading "Key assumptions underlying our full-year 2026 guidance" below.

Except as otherwise indicated, this earnings release and our forward-looking information do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetization events, mergers, acquisitions, other business combinations, or other transactions that may be considered or announced or may occur after the date on which the statement containing the forward-looking information is made.

Risks and uncertainties
Actual events and results may differ materially from what is expressed or implied by forward-looking information as a result of risks, uncertainties, and other factors, many of which are beyond our control or our current expectations or knowledge, including, but not limited to:
•regulatory changes;
•technological changes;
•economic, geopolitical, and other conditions affecting commercial activity, including the potential application of tariffs, trade wars, recessions, or reduced immigration levels;
•unanticipated changes in content or equipment costs;
•changing conditions in the entertainment, information, and communications industries;
•our sports teams' participation and possible success in their respective postseasons;
•sports-related work stoppages or cancellations and labour disputes;
•the integration of acquisitions;
•litigation and tax matters;

Rogers Communications Inc.	41	Fourth Quarter 2025

•the level of competitive intensity;
•the emergence of new opportunities;
•external threats, such as epidemics, pandemics, and other public health crises, natural disasters, the effects of climate change, or cyberattacks, among others;
•we may not proceed with, or complete, any acquisition of the MLSE non-controlling interest or other transaction for the purpose of unlocking additional value from our sports and other media assets, in each case within the anticipated timing or at all, due to alternative opportunities or requirements, general economic and market conditions, or other internal or external considerations;
•we may not be successful in unlocking additional value from our sports and other media assets;
•anticipated asset sales may not be achieved within the expected timeframes or at all for proceeds in the amount or type expected;
•new interpretations or new accounting standards from accounting standards bodies, or changes to existing interpretations and accounting standards;
•changes to the methodology, criteria, or conclusions used by rating agencies in assessing or assigning equity treatment or equity credit on our subordinated notes or for the network transaction;
•the other risks outlined in "Risks and Uncertainties Affecting our Business" in our 2024 Annual MD&A and "Updates to Risks and Uncertainties" in our Third Quarter 2025 MD&A.

These risks, uncertainties, and other factors can also affect our objectives, strategies, plans, and intentions. Should one or more of these risks, uncertainties, or other factors materialize, our objectives, strategies, plans, or intentions change, or any other factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans could vary materially from what we currently foresee.

Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and caution them that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information or the factors or assumptions underlying them, whether as a result of new information, future events, or otherwise, except as required by law. All of the forward-looking information in this earnings release is qualified by the cautionary statements herein.

Key assumptions underlying our full-year 2026 guidance
Our 2026 guidance ranges presented in "2026 Outlook" are based on many assumptions including, but not limited to, the following material assumptions for the full-year 2026:
•continued competitive intensity in all segments in which we operate consistent with levels experienced in 2025;
•no significant additional legal or regulatory developments, other shifts in economic conditions, or macro changes in the competitive environment affecting our business activities;
•overall wireless market penetration in Canada continues to grow in 2026;
•continued net growth in wireless subscribers in the Canadian market;
•continued subscriber growth in retail Internet;
•declining Television and Satellite subscribers, including the impact of customers migrating to Rogers Xfinity TV from our legacy Television product, as subscription streaming services and other over-the-top providers continue to grow in popularity;
•in Media, continued growth in sports (including a full year of results for MLSE) and similar trends in 2026 as in 2025 in other traditional media businesses;
•no significant sports-related work stoppages or cancellations will occur;
•with respect to capital expenditures, we continue investing to (i) expand our 5G network and (ii) upgrade our hybrid fibre-coaxial network to lower the number of homes passed per node, utilize the latest technologies, and deliver an even more reliable customer experience;
•a substantial portion of our 2026 US dollar-denominated expenditures is hedged at an average exchange rate of $1.37/US$;
•key interest rates remain relatively stable throughout 2026; and
•we retain our investment-grade credit ratings.

Before making an investment decision
Before making any investment decisions and for a detailed discussion of the risks, uncertainties, and environment associated with our business, its operations, and its financial performance and condition, fully review the "Regulatory Developments" and "Updates to Risks and Uncertainties" sections in our Third Quarter 2025 MD&A and fully review the sections in our 2024 Annual MD&A entitled "Regulation in Our Industry" and "Risk Management", as well as our various other filings with Canadian and US securities regulators, which can be found at sedarplus.ca and sec.gov, respectively. Information on or connected to sedarplus.ca, sec.gov, our website, or any other website referenced in this document is not part of or incorporated into this earnings release.

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Rogers Communications Inc.	42	Fourth Quarter 2025